PROSPECTUS

                           [UNITY BANCORP, INC. LOGO]

                                  365,000 UNITS

     Unity Bancorp, Inc. (the "Company"), a Delaware corporation and bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHCA") is offering for sale (the "Offering") 365,000 Units (the "Units") at a per Unit price of $13.75. Each Unit consists of one share of Common Stock, no par value (the "Common Stock"), and one warrant (a "Warrant") to purchase one share of Common Stock at an exercise price of $15.75 for a period of two years from the date of issuance. The Offering will commence on November 12, 1996 and will terminate on December 13, 1996 (subject to extension by the Board of Directors of the Company as provided for herein, the "Offering Termination Date"). The Offering may be extended for a period of time not to exceed 30 days after the Offering Termination Date.

     Prior to the date of the Offering, there has been only a limited trading market in the Common Stock and no trading market in the Units or Warrants. On November 1, 1996, the last reported sale price of the Common Stock on the NASDAQ Bulletin Board was $13.50. The Company has received conditional approval to have the Common Stock listed on the American Stock Exchange under the symbol "UBI", although no assurances can be given that the Company will satisfy all of the conditions contained in the conditional approval. If such conditions cannot be met, the Common Stock will be traded on the NASDAQ Bulletin Board. See "SPECIAL CONSIDERATIONS AND RISK FACTORS--Absence Of a Public Market."

                              -------------------

     PROSPECTIVE PURCHASERS SHOULD CAREFULLY CONSIDER THE INFORMATION CONTAINED HEREIN UNDER THE HEADING "SPECIAL CONSIDERATIONS AND RISK FACTORS."

                              -------------------

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                       PRICE TO              UNDERWRITING            PROCEEDS TO
                        PUBLIC               DISCOUNT (1)            COMPANY (2)
--------------------------------------------------------------------------------
Per Unit ...........    $13.75                   None                  $13.75
--------------------------------------------------------------------------------
  Total (3) ........  $5,018,750                 None                $5,018,750
================================================================================

(1)The Company has not engaged any underwriter in connection with the Offering. Offers and sales of the Units will be effected through Robert J. Van Volkenburgh and James Hyman, officers of the Company, who will not be separately paid for such activities. No discounts or commissions will be paid to such officers. See "THE OFFERING--PLAN OF DISTRIBUTION."

(2) Before deducting offering expenses payable by the Company estimated to be $150,000.

(3) The Company has retained an option to sell up to an additional 36,500 Units, on the same terms and conditions set forth herein, solely to cover over-subscriptions, if any. If such option is exercised in full, the Price to the Public and Proceeds to the Company will be $5,520,625.

     This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                              -------------------

     The Units are offered, subject to prior sale, and subject to the right of the Company to withdraw, cancel or modify such offer and to reject any order in whole or in part. The Offering covered by this Prospectus will expire on the Offering Termination Date, unless the Company, in its sole discretion, shall extend the offer. It is expected that delivery of the certificates representing the Common Stock and the Warrants purchased as part of the Units during the Offering will be made against payment therefor on or about December 13, 1996 at the offices of the Company, Clinton, New Jersey.

                The date of this Prospectus is November 12, 1996.

     THE SECURITIES OFFERED BY THIS PROSPECTUS ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                              AVAILABLE INFORMATION

     Unity Bancorp, Inc. has filed with the Securities and Exchange Commission (the "Commission" or the "SEC") in Washington, D.C., a Registration Statement on Form SB-2 (herein, together with all amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Units offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits thereto and reference is made to the Registration Statement and exhibits thereto for further information with respect to Unity Bancorp, Inc. and the Units offered hereby. Statements herein concerning the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, together with exhibits, may be inspected without charge, and copied at prescribed rates at the principal or regional offices of the Commission at the addresses indicated above. Copies also may be obtained at prescribed rates from the public reference facilities maintained by the Commission, at 450 Fifth Street, N.W., Washington, D.C.

     In connection with the Offering, the Company will become subject to the informational requirements of Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith, will file reports and other information with the Commission. Such reports and other information can be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the SEC at Room 1024 Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549 and at its regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661 and 7 World Trade Center, 15th Floor, New York, NY 10048. Copies of such material can also be obtained at prescribed rates from the SEC's Public Reference Section, 450 Fifth Street, N.W., Washington, DC 20549 and its public reference facilities in Chicago, Illinois and New York, New York.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements (including the notes thereto) appearing elsewhere in this Prospectus. The term Company as used herein refers to Unity Bancorp, Inc. and its wholly owned subsidiary, First Community Bank (the "Bank").

THE COMPANY

     Unity Bancorp, Inc. is a one-bank holding company incorporated under the laws of the State of Delaware to serve as a holding company for the Bank. The Bank opened for business on September 16, 1991. The Bank is a full-service commercial bank, providing a wide range of business and consumer financial services through its main office and four branches located in Clinton, North Plainfield, Flemington, Springfield, and Scotch Plains, New Jersey. The Bank's primary trade area encompasses the Route 22/Route 78 corridor between the Bank's Clinton, New Jersey main office and its Springfield, New Jersey branch. This trade area includes communities in Hunterdon, Middlesex, Morris, Somerset and Union Counties, New Jersey.

     The Company is subject to the supervision and regulation of the Board of Governors of the Federal Reserve System (the "FRB"). The Bank is a New Jersey chartered commercial bank whose deposits are insured by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). See "RECENT DEVELOPMENTS--RECENT LEGISLATION." The operations of the Company and the Bank are subject to the supervision and regulation of FRB, FDIC and the New Jersey Department of Banking.

     On September 13, 1996, the Company redeemed $2.0 million in its outstanding subordinated debt in exchange for 201,000 shares of its Common Stock. This subordinated debt was held by affiliates of the Company, including members of the Board of Directors of the Company and the Bank and their affiliates. The shares issued in exchange for the subordinated debt may not be transferred by these affiliates until September, 1998, two years after consummation of the exchange offer, when parties may begin transferring these shares pursuant to SEC Rule 144, assuming the conditions of the Rule are satisified.

     The principal executive offices of Unity Bancorp, Inc. are located at 64 Old Highway 22, Clinton, NJ 08809, and the telephone number is (908) 730-7630.


                                  THE OFFERING

Securities Offered............    365,000 Units, each Unit
                                  consisting of one share of
                                  Common Stock and one Warrant.

Shares of Common Stock
outstanding prior
to the Offering  .............    1,562,740 shares


Shares of Common Stock
outstanding after the
Offering(1) ..................    1,927,740 shares


Warrants......................    Each Warrant entitles the
                                  holder thereof to purchase one
                                  share of Common Stock at an
                                  exercise price of $15.75,
                                  subject to adjustment upon the
                                  occurrence of certain events.
                                  The Warrants, which are
                                  immediately exercisable, will
                                  expire two years from their
                                  date of issuance.


The Offering and
Plan of Distribution..........    The Company is offering
                                  365,000 Units, each Unit
                                  consisting of one share of
                                  Common Stock and one Warrant
                                  to purchase one share of
                                  Common Stock.  Units will be
                                  offered by certain officers of
                                  the Company to the general
                                  public.  All subscriptions for
                                  the Units may be made by
                                  completing the Subscription
                                  Agreement accompanying this
                                  Prospectus and mailing the
                                  Subscription Agreement and the
                                  aggregate purchase price for
                                  the Units to the Company.
                                  See "THE OFFERING--PLAN OF
                                  DISTRIBUTION."



Dividends.....................    The Company has paid regular
                                  quarterly cash dividends since
                                  the first quarter of 1995.

--------


     (1) Does not include 365,000 shares of Common Stock reserved for issuance upon exercise of the Warrants. Assumes the Company does not exercise its right to issue an additional 36,500 Units to fill over subscriptions.

                                   The current quarterly dividend is $.05 per share. The Company has also issued a 10% stock dividend in 1993 and 1994 and a 5% stock dividend in 1996. In addition in October, 1996, the Company deferred a 5-4 stock split. The future payment of dividends, if any, by the Company will be determined from time to time based upon, among other things, the Company's performance and capital needs.

Use of Proceeds...............     The proceeds of the Offering will be used to
                                   fund the Company's continued expansion, both through the establishment of new branches and through increased lending and investment activities.


Market for Securities.........     The Units, the Common Stock and the Warrants
                                   are currently not listed on any securities exchange or on the NASDAQ National or SmallCap Markets. The Common Stock does trade from time to time on the NASDAQ Bulletin
                                   Board. There is no trading market for the Units or the Warrants. In connection with the Offering, the Company has received conditional approval to have the Common Stock listed on the American Stock Exchange under the symbol "UBI". Among the conditions contained in the approval is a requirement that the Units sold pursuant to the Offering be distributed to at least 100 subscribers who are not current stockholders of the Company. Although the Company intends to use its best efforts to satisfy this requirement, no assurance can be given that the Company will be able to satisfy this condition. In the event the Company is unable to satisfy this condition, the Common Stock will not be listed on the American Stock Exchange and will, instead, be traded on the NASDAQ
                                   Bulletin Board.


Special Considerations and
Risk Factors..................     Prospective purchasers of the Units should
                                   consider the information discussed under the heading "SPECIAL CONSIDERATIONS AND RISK
                                   FACTORS."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth at and for each of the two years presented below are derived from the consolidated financial statements of the Company, which have been audited by Arthur Andersen LLP, independent auditors, whose report thereon is included elsewhere herein. The selected consolidated financial information for the six month periods ended June 30, 1996 and 1995 are derived from unaudited financial statements of the Company. The results of operations for the six months ended June 30, 1996 are unaudited and are not necessarily indicative of the results of operations to be expected for the twelve months ending December 31, 1996. The selected consolidated financial information should be read in conjunction with the consolidated financial statements of the Company, including the related notes, thereto set forth elsewhere in this Prospectus.

                                       Six Months Ended          Years Ended
                                           June 30,              December 31,
                                      ------------------      ------------------
                                       1996        1995       1995         1994
                                      ------      ------      ------      ------

                                   (Dollars in thousands, except per share data)

INCOME STATEMENT DATA:

Interest income ................      $4,949      $3,461      $7,770      $4,938
Interest expense ...............       2,136       1,350       3,334       1,830
                                      ------      ------      ------      ------
Net interest income ............       2,813       2,111       4,436       3,108
Provision for loan losses ......         257         145         229         161
Other income ...................       1,050         625       1,385         628
Other expense ..................       2,791       1,777       3,978       2,600
                                      ------      ------      ------      ------

Income before income taxes .....         815         814       1,614         975

Income tax expense .............         312         313         609         219
                                      ------      ------      ------      ------
Net income .....................      $  503      $  501      $1,005      $  756
                                      ======      ======      ======      ======


                                      Six Months Ended                   Years Ended
                                          June 30,                       December 31,
                                   ----------------------             -----------------
                                   1996              1995             1995         1994
                                   ----              ----             ----         ----


PER SHARE DATA:

Net Income(1) ................   $   0.38         $   0.42          $  0.83      $   0.67
Cash dividends(1).............       0.09             0.11             0.19           -0-
Book value(1).................       7.53             6.54             7.04          6.13

Weighted average shares
outstanding(1)................  1,322,853        1,202,975        1,203,774     1,126,193


BALANCE SHEET DATA:

Total Assets .................   $138,448         $ 96,581         $121,804      $ 78,648

Total loans ..................     84,064           46,033           59,108        36,421

Investment
securities(2) ................     34,208           31,912           36,161        30,476
Deposits .....................    125,623           86,565          110,998        70,695


Total stockholders'
equity .......................     10,256            7,874            8,476         7,360

PERFORMANCE RATIOS:

Return on average
assets .......................        .78%            1.17%            1.03%         1.07%

Return on average
stockholders' equity .........      10.58%           13.27%           12.82%        11.53%

Net interest margin ..........       4.55%            5.12%            4.70%         4.52%

Dividend payout ratio ........      23.96%           27.43%           22.81%            0%

Equity to assets ratio .......       7.38%            8.84%            8.07%         9.26%

--------
(1) As adjusted to give effect to the Company's 5 for 4 stock split payable October 28, 1996 to shareholders of record as of October 15, 1996.

(2) Includes securities held to maturity and securities available for sale.

                     SPECIAL CONSIDERATIONS AND RISK FACTORS

     A prospective purchaser should review and consider carefully the following factors, together with the other information contained in this Prospectus, in evaluating an investment in the Units.

DISPARITY IN PREMIUMS

     Unlike most commercial banks, deposits of the Bank are insured by SAIF. Over the past two years, insurance premium rates for SAIF insured institutions have been substantially higher than those for institutions insured by the Bank Insurance Fund ("BIF") of the FDIC. The higher assessment was due to two factors: first, the SAIF was not capitalized to its statutorily mandated reserve ratio of 1.25% of insured deposits, while the BIF reached this level of reserves in mid 1995; second, SAIF premiums were used, in part, to pay interest due on bonds insured by the Federal Financial Corporation ("FICO") in the mid 1980s to fund a portion of the thrift bailout. BIF assessments were not so used. On September 30, 1996, the Insurance Deposit Funds Act of 1996 (the "Deposit Act") became law. See "RECENT DEVELOPMENTS--Recent Legislation." Among the purposes of the Deposit Act is the equalization of deposit insurance assessments between BIF and SAIF insured institutions and separation of the FICO repayment obligation from deposit insurance assessments. Pursuant to the Deposit Act, BIF insured institutions will, for the first time, be required to pay a portion of the obligations owed under the FICO bonds. However, the Deposit Act has set the rates of contribution between SAIF and BIF institutions differently, requiring SAIF institutions to pay 6.4 basis points on assessed deposits while BIF institutions are only required to pay 1.3 basis points of assessed deposits. This disparity will stay in effect until such time as the thrift and commercial bank charters are merged and the deposit insurance funds are merged. Under the Deposit Act, this may occur by January 1, 1999 if legislation is adopted to merge the various financial institution charters. In the interim, SAIF insured institutions, like the Bank, will continue to pay higher FICO bond assessments than BIF insured institutions. This disparity in assessments may place SAIF members, such as the Bank, at a competitive disadvantage to BIF members with respect to pricing of loans and deposits and the ability to achieve lower operating costs.

GROWTH STRATEGY

     The Company has adopted an aggressive growth strategy pursuant to which the Company has grown through the establishment of new branches. The Company has opened three new branches in Flemington, Springfield and Scotch Plains, New Jersey since June 1, 1995.

     Growth through de novo branching involves certain risks and costs which might not be incurred if the Company acquired an existing institution or branch along with its associated deposits and loans. In establishing de novo branches, the Company is required to enter into a market which may already be served by existing institutions and compete without the benefit of existing customer relationships. The Company must fund the majority of a branch's start up costs prior to the time the branch opens for business and attracts deposits. It typically takes up to twelve months for a branch to contribute to the Company's profitability.

CONTROL BY OFFICERS AND DIRECTORS

     Upon completion of the Offering, directors and executive officers of the Company and their affiliates will control a substantial percentage of the Common Stock. Executive officers and directors of the Company will own approximately 54% of the outstanding shares of the Common Stock. Because the directors and executive officers will own a majority of the Company's outstanding Common Stock, as a practical matter, it will be difficult to undertake any corporate actions requiring stockholder approval, or to elect a board of directors of the Company, without the support of the directors, executive officers and their affiliates.

ABSENCE OF A PUBLIC MARKET

     There is currently no established public market for the Units, the Common Stock and the Warrants. The Common Stock trades from time to time on the NASDAQ Bulletin Board. In connection with the Offering, the Company has applied to have the Common Stock listed on the American Stock Exchange. The Common Stock has been conditionally approved for listing on the American Stock Exchange under the symbol "UBI". Among the conditions contained in the American Stock Exchange's approval is a requirement that the Units sold in the Offering be distributed to at least 100 subscribers who are not existing shareholders of the Company. Although the Company intends to use its best efforts to satisfy this requirement, no assurance can be given that the Company will be successful in satisfying the conditions included in the American Stock Exchange's conditional approval for having the Common Stock listed on the American Stock Exchange. In the event the Common Stock is not listed on the American Stock Exchange, the Common Stock will be traded on the NASDAQ Bulletin Board. However, the NASDAQ Bulletin Board provides a far less liquid market for trading of the Common Stock and it may be more difficult for shareholders to sell large blocks of the Common Stock if the Company's Common Stock is traded on the NASDAQ Bulletin Board instead of the American Stock Exchange. Even if the Common Stock is listed on the American Stock Exchange, no assurances can be given that an active public trading market for the Common Stock will develop or if such a market develops, that it will be sustained.


SOURCES OF DIVIDENDS ON COMMON STOCK

     The Company is a legal entity separate and distinct from the Bank. The Company has no material assets other than its ownership of the Bank. Earnings of the Company are wholly dependent on the earnings of the Bank, as the Company has engaged in no significant operations of its own. Accordingly, the earnings of the Company, and its ability to pay dividends with respect to the Common Stock, are largely dependent on the receipt by the Company of the earnings of the Bank in the form of dividends. Any restriction on the ability of the Bank to pay dividends to the Company could significantly and adversely affect the ability of the Company to pay dividends with respect to the Common Stock.

     The Bank's ability to pay dividends or make other capital distributions to the Company is governed by regulations imposed by the FDIC and the New Jersey Department of Banking (the "Department"), the Bank's primary regulators. See "SUPERVISION AND REGULATION."

COMPETITION

     The banking and financial services field in which the Company is engaged is highly competitive and most competitors have substantially greater financial resources than the Company does. The Company's principal market area is served by branch offices of large commercial banks and thrift institutions. Such institutions have substantially greater resources than the Company to expend upon advertising and marketing, and their substantially greater capitalization enables those competitors to make much larger loans. The Company's success depends a great deal upon its judgment that large and mid-size financial institutions do not adequately serve small businesses and consumers in its principal market area and the Company's ability to compete favorably for such customers.

     In addition to existing competition, on September 29, 1994, the Riegel-Neal Interstate Banking and Branching Efficiency Act (the "Interstate Act") was signed into law. The Interstate Act reduces restrictions on the acquisition of New Jersey financial institutions by out of state bank holding companies and financial institutions, and permits the operations of acquired New Jersey institutions to be conducted under existing charters, thereby making acquisitions of New Jersey institutions more efficient and cost effective for out of state bank holding companies and financial service institutions. Adoption of the Interstate Act may make the New Jersey banking market even more competitive than it currently is. See "SUPERVISION AND REGULATION."

LENDING RISKS

     The risk of non-payment (or deferred or delayed payment) of loans is inherent in commercial banking. Such non-payment, or delayed or deferred payment of loans to the Company, if they occur, may have a material adverse effect on the Company's earnings and overall financial condition. Additionally, in compliance with applicable banking laws and regulations and in light of sound judgment, the Company maintains an allowance for loan losses created through charges against earnings. As of June 30, 1996, the Company's allowance for loan losses was $774,417. The Company's marketing focus on small to medium-size businesses may result in the assumption by the Company of certain lending risks that are different from or greater than those which would apply to loans made to larger companies. Company management seeks to minimize the Company's credit risk exposure through credit controls which include evaluation of potential borrowers, collateral available, liquidity and cash flow. However, there can be no assurance that such procedures will actually reduce loan losses.

FUTURE ISSUANCE OF SECURITIES; EXERCISE OF WARRANTS

     In order to have sufficient capital to facilitate its growth strategy, the Company may be required to raise additional capital. In the event the Company is unable to raise such capital, it may not be able to undertake its current expansion strategy and management will be required to reorient its long term strategy for the Company. There can be no assurance that the Company will be able to generate or attract additional capital in the future on favorable terms. In addition, the issuance of additional securities to raise additional capital may result in dilution to the then current stockholders of the Company.

     The Warrants issued as part of the Units may not be exercised unless the Company maintains an effective registration statement covering the shares of Common Stock issuable upon exercise of the Warrants with the SEC and with various securities administrators for the states in which the warrant holders reside, or unless the issuance of such shares of Common Stock is exempt from registration. Although the Company will make every reasonable effort to maintain such registration, no assurances can be given that the Company will be successful.

POTENTIAL IMPACT OF CHANGES IN MONETARY POLICY AND INTEREST RATES

     The operating results of the Company may be significantly affected (favorably or unfavorably) by market rates of interest which, in turn, are affected by prevailing economic conditions, by the fiscal and monetary policies of the United States Government and by the policies of various regulatory agencies. The earnings of the Company will depend primarily upon its interest rate spread (i.e., the difference between income earned on its loans and investments and the interest paid on its deposits). Like many financial institutions, the Company may be subject to the risk of fluctuations in interest rates, which, if significant, may have a material adverse effect on its operations. See "SUPERVISION AND REGULATION".

SUPERVISION AND REGULATION

     The Federal and state laws and regulations applicable to the Company and the Bank give regulatory authorities extensive discretion in connection with their supervisory and enforcement responsibilities, and generally have been promulgated to protect depositors and the deposit insurance funds and not for the purpose of protecting stockholders. These laws and regulations can materially affect the future business of the Company and the Bank. Laws and regulations now affecting the Company and the Bank may be changed at any time, and the interpretation of such laws and regulations by bank regulatory authorities is also subject to change. The Company can give no assurance that future changes in laws and regulations or changes in their interpretation will not adversely affect the business of the Company and the Bank. See "SUPERVISION AND REGULATION."

POSSIBLE DILUTIVE EFFECT OF ISSUANCE OF COMMON STOCK

     The issuance of up to an additional 365,000 shares of Common Stock (or 401,500 shares if the Company exercises its over-allotment option) could have a dilutive effect on the Company's historical earnings per share unless management is able to effectively utilize the proceeds of the Offering to increase the Company's earnings sufficiently to offset the number of shares of Common Stock sold in the Offering.

DISCRETION BY MANAGEMENT OVER USE OF PROCEEDS

     Although several possible uses for the proceeds from the sale of the Units have been identified, the actual uses and the timing of such uses of proceeds will be at the discretion of management and the Board of Directors of the Company. See "USE OF PROCEEDS."

                              RECENT DEVELOPMENTS

RECENT LEGISLATION

     On September 30, 1996, the Deposit Insurance Fund Act of 1996 became law. The primary purpose of the Deposit Act is to recapitalize the SAIF by charging all SAIF member institutions a one time special assessment of 65.7 basis points of the institution's SAIF assessable deposits as of March 31, 1995. Certain institutions, like the Bank, which were chartered as de novo SAIF insured commercial banks are to receive a reduction in their assessment of 20%. Based upon the Bank's March 31, 1995 SAIF assessable deposits, the after tax cost to the Bank of the special assessment was $222,300. As a result of the recapitalization of the SAIF, FDIC premium assessments to SAIF members, both in the form of insurance premiums and for repayment of the FICO obligations, is expected to be reduced from 23 basis points to 6.4 basis points for the healthiest thrift institutions. Had this 6.4 basis point assessment rate been in effect through the nine months ended September 30, 1996, the Company's Federal deposit insurance premium expense would have been reduced by $131,620. The Deposit Act also calls for the federal banking agencies to study the various financial institution charters and propose a single standard federal charter, thereby doing away with the separate bank and thrift charters. If a single charter is adopted, the BIF and SAIF will be merged on January 1, 1999. At that time, all insured institutions will pay the same FDIC assessment. The Deposit Act also contains a provision which prohibits deposit migration for the purposes of evading the premium differential between BIF and SAIF members. At this time, management is unable to predict when or if a unified Federal charter will be adopted and when and if the BIF and the SAIF will be merged, or the effect, if any, of these events upon the Company.

SEPTEMBER 30, 1996 FINANCIAL RESULTS

     The selected consolidated financial and other data and financial ratios of the Company set forth below at and for the nine months ended September 30, 1996 and 1995 were derived from the unaudited consolidated financial statements. In the opinion of management, all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the results of unaudited periods presented have been included. The results of operations and ratios and other data presented for the nine months ended September 30, 1996 are not necessarily indicative of the results of operations for the fiscal year ended December 31, 1996.

                                              At September 30,      December, 31
                                                   1996                 1995
                                              ----------------      ------------
                                                          (In Thousands)
SELECTED FINANCIAL CONDITION DATA:
  Total assets                                     $156,488          $121,804
  Loans receivable, net                              89,184            58,497
  Securities held to maturity                        21,091            19,857
  Securities available for sale
   (at market value)                                 13,939            16,304
  Total deposits                                    143,035           110,998
  Shareholders' Equity                               12,332             8,476



                                                For the Nine Months Ended
                                                      September 30,
                                             -------------------------------
                                                1996                  1995
                                             ----------            ----------
                                                      (In Thousands)
SELECTED OPERATING DATA:
  Interest income                            $    7,776            $    5,536
  Interest expense                                3,405                 2,295
                                             ----------            ----------
  Net interest income                             4,371                 3,241
  Provision for loan losses                         365                   190
                                             ----------            ----------
  Net interest income after
    provision for loan losses                     4,006                 3,051
  Net gain (loss) on sale of securities              32                   (19)
  Gain on sale of loans                           1,068                   654
  Other non-interest income                         634                   398
  Special SAIF Assesment                            370                     0
  Other non-interest expense                      4,358                 2,792
                                             ----------            ----------
  Income before income tax expense                1,012                 1,292
  Income tax expense                                382                   492
                                             ----------            ----------
  Net Income                                 $      629            $      800
                                             ==========            ==========
SELECTED FINANCIAL RATIOS:
  Per share data:
    Net income after extraordinary item      $     0.47            $     0.66
    Cash dividends                           $     0.11            $     0.15
    Book value                               $     7.89            $     6.79
    Weighted average shares outstanding       1,347,648             1,203,509
    Adjusted outstanding shares               1,562,740             1,204,560

  Performance Ratios:
    Return on average assets                       0.67%                 1.17%
    Return on average stockholders' equity         8.85%                13.88%
    Net interest Margin                            4.46%                 4.88%
    Dividend payout ratio                         29.51%                22.91%
    Equity to assets ratio                         7.88%                 7.53%

FINANCIAL CONDITION AT SEPTEMBER 30, 1996

     The Company's total assets increased to $156.5 million at September 30, 1996, an increase of $34.7 million, or 28.5%, over total assets at December 31, 1995. Total loans, net increased by 52.5%, to $89.2 million from $58.5 million at December 31, 1995. The Company's securities portfolio, including securities held for maturity and securities available for sale, totalled $35.0 million at September 30, 1996, a decrease of $1.1 million from total securities at December 31, 1995. The decrease in securities was the result of a decrease of $2.4 million, or 14.5%, in the Company's securities available for sale. The Company's total deposits increased to $143.0 million at September 30, 1996, an increase of $32.0 million, or 28.9%, over total deposits of $111.0 million at December 31, 1995. Shareholders' equity increased to $12.4 million at September 30, 1996 from $8.5 million at December 31, 1995, an increase of 45.6%, or $3.9 million. The growth in the Company's total assets, loans receivable and deposits was the result of the Company's expansion through new branches and its continued penetration of its existing markets, its emphasis on customer service, its competitive rate structures and selective marketing. The increase in the Company's shareholders' equity was primarily attributable to the Company's exchanges in February and September of 1996 of an aggregate of $3.5 million in subordinated debt for shares of its common stock. The subordinated debt, held by affiliates of the Company and its subsidiary, was exchanged for 358,276 shares of the Company's common stock.

COMPARISON OF OPERATING RESULTS FOR THE NINE MONTHS
ENDED SEPTEMBER 30, 1996 AND 1995

     The Company's interest income increased by $2.2 million, or 40.5%, to $7.8 million for the nine months ended September 30, 1996 from $5.5 million for the comparable period of 1995. The increase resulted from an increase in the Company's earning assets as discussed above, partially offset by a reduction in yield as the Company's variable rate loans repriced to lower current market rates.

     Interest expense increased by $1.1 million, or 48.3%, to $3.4 million for the nine months ended September 30, 1996 from $2.3 million for the comparable period of 1995. This increase in interest expense was primarily attributable to the increase in the Company's total deposits discussed above. As interest expense increased more rapidly than interest income, the Company experienced a reduction in its net interest margin from 4.88% for the nine months ended September 30, 1995 to 4.46% for the nine months ended September 30, 1996.

     The Company's provision for loan losses increased by $175 thousand to $365 thousand for the nine months ended September 30, 1996 from $190 thousand for the comparable period of 1995. This increase in the provision for loan losses reflects the increased size of the Company's total loan portfolio from September 30, 1995 to September 30, 1996.

     The Company's gain on sale of loans increased by $414 thousand to $1.1 million for the nine months ended September 30, 1996 from $654 thousand for the comparable period of 1995. This increase in the gain on sale of loans reflects the Company's increased participation in the Small Business Administration's guaranteed loan program as the Company has been designated a "preferred lender" for the States of New Jersey, Delaware, New York and Pennsylvania.

     The Company's other expenses increased by $1.6 million, or 56.1%, to $4.4 million for the nine months ended September 30, 1996 from $2.8 million for the comparable period of 1995. The increase in other expenses reflects the Company's expansion from September 30, 1995 through September 30, 1996 as the Company has opened several new branches and added additional administrative staff to handle its increased loan portfolio.

     For the nine months ended September 30, 1996, the Company earned net income of $629 thousand, a decrease from the $800 thousand earned for the comparable period of 1995 of 21.3%, or $171 thousand. Income for the nine months ended September 30, 1996 was adversely affected by the Company's payment of a one time assessment of $370 thousand in connection with the recapitalization of the SAIF discussed above under "Recent Legislation." Absent this one time assessment, the Company's net income would have increased by $52 thousand, or 6.4%, over net income for the comparable period of 1995.

                                 USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Units offered hereby is estimated to be approximately $4,868,750 ($5,370,625 if the over-subscription option is exercised in full by the Company), after deducting offering expenses.

     The Company intends to use the proceeds of the Offering to fund the Company's ongoing expansion. The proceeds may be used to fund additional branches of the Bank. The Company may also use a portion of the proceeds to fund expansion of its lending activities.


                     MARKET AND PRICE RANGE OF COMMON STOCK


     Commencing in November, 1995, the Common Stock of the Company became listed for trading on the NASDAQ Bulletin Board. Prior to that time, the Common Stock was not traded on any recognized securities exchange. As of August 31, 1996, there were 296 stockholders of record of the Common Stock. In connection with the Offering, the Company has received conditional approval to have the Common Stock listed for trading on the American Stock Exchange under the symbol, "UBI". Among the conditions contained in the American Stock Exchange's approval is a requirement that the Units sold pursuant to the Offering be distributed to at least 100 subscribers who are not currently shareholders of the Company. Although the Company intends to use its best efforts to satisfy this condition, no assurances can be given that this condition will be satisfied. In the event this condition is not satisfied, the Common Stock will be traded on the NASDAQ Bulletin Board, a less liquid market than the American Stock Exchange. Even if the conditions contained in the American Stock Exchange's conditional approval are satisfied and the stock is listed for trading on the American Stock Exchange, there can be no assurance that an active or liquid trading market for the Common Stock will develop or, if developed, be maintained.

     The following table sets forth the high and low bid prices of the Common Stock, as reported on the NASDAQ Bulletin Board since November, 1995, the date the Company first became listed on the Bulletin Board. The high and low bid prices reflect interdealer quotations, without retail mark-up, mark-down or commissions and do not necessarily represent actual transactions. The bid prices and dividends paid have been revised to give retroactive effect to the Company's 5 for 4 stock split payable October 28, 1996.

                                                             Bid
                                               ---------------------------------
                                                                         Cash
                                                High         Low       Dividend
                                               ------       -----      --------
1995
4th Quarter                                    $12.00       $11.20       $.04
1996
1st Quarter..............................       13.00        11.20        .05
2nd Quarter..............................       14.20        12.00        .05
3rd Quarter .............................       14.00        13.40        .05
4th Quarter (through November 5, 1996)...       13.50        13.00        .05

     As of August 31, 1996, options to purchase 49,687 shares of Common Stock were outstanding, all of which were immediately exercisable. In addition, the Company has issued 358,276 shares of stock without registration and which are subject to two year holding periods. The holding period on 157,276 of these shares lapses in March, 1998 and the holding period on the remaining 201,000 shares lapses in September, 1998.

                                 DIVIDEND POLICY

     The Company began paying a cash dividend in the first quarter of 1995 and has paid a quarterly dividend each quarter since. The Company's current dividend is $.05 per share. Additionally, the Company issued 10% stock dividends during 1992 and 1993 and a 5% stock dividend in 1996. Finally, the Company declared a 5 for 4 stock split payable October 28, 1996 to shareholders of record as of October 15, 1996.

     The future payment of cash dividends, if any, by the Company will be determined from time to time by the Board of Directors which will consider, among other factors, the Company's financial condition and results of operations, investment opportunities, capital requirements and regulatory limitations. Funds for the payment of cash dividends by the Company are derived from dividends paid by the Bank to the Company. Accordingly, restrictions on the Bank's ability to pay cash dividends directly affect the payment of cash dividends by the Company. The Bank is subject to certain limitations on the amount of cash dividends that it may pay under the New Jersey Banking Act of 1948 (the "Banking Act"), which provides that a bank may pay dividends only if, after payment of the dividend, the capital stock of the bank will be unimpaired and either the bank will have a surplus of not less than 50% of its capital stock or the payment of the dividend will not reduce the bank's surplus. As of June 30, 1996, the Bank had $3,778,102 available for the payment of dividends to the Company pursuant to these restrictions.

                                 CAPITALIZATION

The following table sets forth the capitalization of the Company as of June
30, 1996 and as adjusted to give effect, after deducting offering expenses, to the sale by the Company of 365,000 Units offered hereby. As adjusted numbers are based upon an offering price of $13.75 per Unit.

                                                           June 30, 1996
                                                        ------------------------
                                                        Actual       As Adjusted
                                                        ------       -----------
                                                         (Dollars in Thousands)

Stockholders' equity(1)(2):
  Common Stock, no par value 2,500,000
  shares authorized, 1,562,740 shares
  issued and 1,927,740 shares
  issued, as adjusted..............................    $11,472          $16,341
Retained earnings..................................        880          $   880

Net unrealized holding (losses) on
  available for sale securities....................        (86)             (86)
                                                       -------          -------

         Total stockholders' equity................    $12,266          $17,135
                                                       =======          =======

----------

     (1) The balance of stockholders' equity at the end of June 30, 1996 has been restated from amounts previously reported to reflect a retroactive credit of $2,010,000. This transaction resulted from debentures called for redemption on September 13, 1996 and exchanged for 201,000 shares of common stock.


     (2) Does not include 365,000 shares of Common Stock reserved for issuance upon exercise of Warrants.

          The following tables set forth the capital ratios of the Company and the Bank as of June 30, 1996 and as adjusted to give effect, after deducting offering expenses, to the sale by the Company of the 365,000 Units offered hereby at a price of $13.75 per Unit, as well as the minimum required regulatory capital for the Company and the Bank.



                                   THE COMPANY


                                                                     June 30, 1996
                                                            ----------------------------------                   Required Regulatory
                                                              Actual               As Adjusted                         Minimum
                                                            ---------             ------------                   -------------------
Risk based capital:
    Tier I capital................................           15.21%                   19.04%                            4.00%
    Total capital.................................           14.30%                   18.21%                            8.00%
Leverage ratio....................................            9.21%                   12.70%                         3.00-5.00%


                                    THE BANK



                                                                     June 30, 1996
                                                            ----------------------------------                   Required Regulatory
                                                              Actual               As Adjusted                         Minimum
                                                            ---------             ------------                   -------------------
Risk based capital:
    Tier I capital................................           10.40%                   10.40%                            4.00%
    Total capital.................................           11.19%                   11.19%                            8.00%
Leverage ratio....................................            7.72%                    7.72%                          3.00-5.00%

---------------

     Both the Company and the Bank are subject to minimum capital requirements promulgated by the FRB, the FDIC and the Department, their respective primary regulators. See "SUPERVISION AND REGULATIOn - Bank Holding Company Regulation - Capital Adequacy Guidelines for Bank Holding Companies."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Company's financial statements and the notes relating thereto including herein. When necessary, reclassifications have been made to prior years' data throughout the following discussion and analysis for purposes of comparability with 1995 data.

                              OVERVIEW AND STRATEGY

     Since the Company commenced operations in September, 1991, the Company has increased its asset base at a rapid pace. The Company was created through the purchase of two existing branches from the Resolution Trust Corporation (RTC"). Upon commencement of its operations, the Company had total assets of $61.9 million, consisting primarily of cash and cash equivalents and investment securities. At June 30, 1996, the Company had total assets of $138.4 million, including loans of $84.1 million. Upon commencing operations, the Company had two offices located in Annandale and North Plainfield, New Jersey. The Company has subsequently expanded along the Route 22/78 corridor into Flemington and eastward into Scotch Plains and Springfield, New Jersey. In addition, the Company has relocated its main office from Annandale to Clinton, New Jersey. Although the Company's emphasis has been on growth, the Company became profitable in its second year of operation, and its net income has increased to $1.0 million for the year ended December 31, 1995 and $503 thousand for the six months ended June 30, 1996. As a result of the Company's success in continuing growth while increasing profitability, and in order to provide stockholders a return on their investment, the Company began paying cash dividends in the first quarter of 1995.

                              RESULTS OF OPERATIONS

         The Company's results of operations depend primarily on its net interest income, which is the difference between the interest earned on its interest-earning assets and the interest paid on funds borrowed to support those assets, such as deposits. Net interest margin is a function of the difference between the weighted average rate received on interest-earning assets and the weighted average rate paid on interest-bearing liabilities, as well as the average level of interest-earning assets as compared with that of interest-bearing liabilities. Net income is also affected by the amount of non-interest income and operating expenses.

                                   NET INCOME

         For the six months ended June 30, 1996, net income totaled $503 thousand, remaining relatively unchanged from the $501 thousand earned in the comparable period of 1995. Although the Company's net interest income increased by $703 thousand, or 33.3% over the comparable period of 1995, the increase was offset by an increase of $1.0 million, or 57.1%, in total other expenses. The increase in the Company's net interest income resulted from an increase of $1.5 million, or 43.0%, in total interest income partially offset by a $786 thousand increase in total interest expense. The increase in total interest income was attributable to a $38.0 million, or 82.6%, increase in the Company's loan portfolio. Despite the increase in the Company's loan portfolio, the Company's average yield on its interest earning assets declined to 8.00% for the six months ended June 30, 1996 from 8.39% for the comparable period of 1995. The decline in the Company's average yield reflects the repricing of the Company's adjustable rate loans to lower market rates of interest during 1996. In addition, new loans originated by the Company during 1996 were at lower rates of interest than those loans originated during 1995, reflecting reduced market rates.

         The Company's net income increased from 1994 to 1995 by $249 thousand, or 32.9%, to $1.0 million for the year ended December 31, 1995 from $756 thousand for the year ended December 31, 1994. This increase was primarily attributable to an increase in net interest income of $1.3 million, or 42.7%, during 1995. The increase in net interest income was attributable to an increase in interest income of $2.8 million, or 57.4%, to $7.8 million for the year ended December 31, 1995 from $4.9 million for the year ended December 31, 1994, primarily as a result of an increase in the Company's loan portfolio. The volume increases in the Company's loan portfolio were primarily funded through the maturation of lower yielding securities, thereby increasing the Company's average yield and net margin. The Company's average yield on interest earning assets increased to 8.24% for the year ended December 31, 1995 from 7.18% for the year ended December 31, 1994.

         Interest expense rose $786 thousand, or 58.2%, to $2.1 million for the six months ended June 30, 1996 compared to $1.4 million for the comparable period of 1995, and $1.5 million, or 82.2%, to $3.3 million for the year ended December 31, 1995 from $1.8 million for the year ended December 31, 1994. The increases in interest expense over all periods is primarily attributable to a 77.7% increase in the Company's deposits from December 31, 1994 to June 30, 1996.

         The increase in net interest income during 1995 compared to 1994 was partially offset by higher other expenses and a higher provision for loan losses.

         On a per share basis, earnings were $.38 for the six months ended June 30, 1996, $.83 for the year ended December 31, 1995, and $.67 for the year ended December 31, 1994.

                       COMPARATIVE AVERAGE BALANCE SHEETS

         The following table reflects the components of the Company's net interest income, setting forth for the periods presented herein, (1) average assets, liabilities and stockholders' equity, (2) interest income earned on interest-earning assets and interest expense paid on interest-bearing liabilities, (3) average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities, (4) the Company's net interest spread (i.e., the average yield on interest-earnings assets less the average rate on interest-bearing liabilities) and (5) the Company's net yield on interest-earning assets. Rates are computed on a taxable equivalent basis.



                                                                                    YEAR ENDED DECEMBER 31,
                                      SIX MONTHS ENDED JUNE 30,   -----------------------------------------------------------------
                                                 1996                          1995                            1994
                                    ----------------------------  ----------------------------   ----------------------------------
                                                         Average                       Average                             Average
                                               Interest  Rates               Interest   Rates                Interest      Rates
                                    Average    Income/   Earned/  Average    Income/    Earned/  Average     Income/       Earned/
                                    Balance    Expense   Paid     Balance    Expense     Paid    Balance     Expense       Paid
                                    -------    --------  -------  -------    --------  -------   -------     --------      --------
                                                                       (Dollars In Thousands)
ASSETS

Interest earning assets:

Taxable loans (net of unearned
income)...........................  $ 69,719    $3,487   10.00%    $44,743    $4,782    10.69%    $31,295       $2,962      9.47%

Tax exempt securities.............       572        16    5.59%         93         5     5.33%          0            0      0.00%

Taxable investment securities.....    33,761     1,015    6.01%     31,778     2,074     6.53%     27,424        1,716      6.26%

Interest bearing deposits.........    13,169       258    3.92%     12,670       617     4.87%      7,848          166      2.12%

Federal funds sold................     6,483       174    5.36%      5,012       292     5.82%      2,191           93      4.26%

Total interest earning assets.....   123,704     4,950    8.00%     94,295     7,770     8.24%     68,757        4,938      7.18%

Non-interest earning assets.......     5,686                         3,328                          2,415

Allowance for possible loan
losses............................      (654)                         (447)                          (349)

         Total Assets.............  $128,736                       $97,176                        $70,823

LIABILITIES AND SHAREHOLDERS'
EQUITY

Interest bearing liabilities:

         NOW deposits.............  $ 12,704    $  146    2.30%    $10,665    $  275     2.58%    $ 6,288       $  153      2.43%

         Savings deposits.........    23,147       316    2.73%     20,677       626     3.03%     23,467          647      2.76%

         Money market deposits....     6,182        97    3.13%      5,277       197     3.74%      3,595          100      2.78%




                                                                                    YEAR ENDED DECEMBER 31,
                                    SIX MONTHS ENDED JUNE 30,   -----------------------------------------------------------------
                                               1996                          1995                            1994
                                  ----------------------------  ----------------------------   ----------------------------------
                                                       Average                       Average                            Average
                                             Interest  Rates               Interest   Rates                Interest      Rates
                                  Average    Income/   Earned/  Average    Income/    Earned/  Average     Income/       Earned/
                                  Balance    Expense   Paid     Balance    Expense     Paid    Balance     Expense       Paid
                                  -------    --------  -------  -------    --------  -------   -------     --------      --------
                                                                     (Dollars In Thousands)

  Time deposits ..............    55,418      1,518     5.48%    38,781     2,113     5.45%     23,555          930        3.95%

  Subordinated debt ..........     1,265         59     9.36%     1,378       123     8.94%          0            0           0%

  Total interest bearing
    liabilities ..............    98,716      2,136     4.33%    76,777     3,334     4.34%     56,904        1,830        3.22%

Non-interest bearing liabilities:

  Demand deposits ............    19,991                3.60%    11,887               3.76%      7,134                     2.86%

  Other liabilities ..........       524                            671                            227

  Total non-interest
    bearing liabilities ......    20,515                         12,558                          7,361

  Shareholders' equity .......     9,504                          7,841                          6,558

  Total liabilities and
    shareholders' equity .....  $128,736                        $97,176                        $70,823

  Net interest differential ..               $2,813                        $4,436                            $3,108

  Net yield on interest-
    earning assets ...........                          4.55%                         4.70%                                4.52%


     The following table presents by category the major factors that contributed to the changes in net interest income for each of the years ended December 31, 1995 and 1994 and for the six months ended June 30, 1996, as compared to each respective previous period. Amounts have been computed on a fully tax-equivalent basis, assuming a Federal income tax rate of 34%.

                               Six Months Ended June 30,         Year Ended December 31,
                                   1996 versus 1995                1995 versus 1994
                            ------------------------------     ---------------------------
                                                     Increase (Decrease)
                                                     Due to Change in:
                            Average     Average                Average    Average
                             Volume        Rate       Net       Volume       Rate      Net
                            -------     -------       ---      -------    -------      ---
                                                   (In Thousands)
Interest income:

Taxable loans (net of
  unearned income) ......   $1,640     ($ 136)     ($ 107)     $1,273     $  382     $  164

Tax exempt
  securities ............        0          0          16           0          0          5

Taxable investment
  securities ............       60       (107)         (6)        272         75         12

Interest bearing
  deposits ..............      124        (47)        (28)        102        216        133

Federal funds sold ......       96         (8)         (8)        120         34         44

         Total interest
           income .......    1,920       (299)       (133)      1,768        707        358


                                    Six Months Ended June 30,         Year Ended December 31,
                                        1996 versus 1995                 1995 versus 1994
                                 -----------------------------      ---------------------------
                                                          Increase (Decrease)
                                                          Due to Change in:
                                 Average     Average                Average    Average
                                  Volume        Rate       Net       Volume       Rate      Net
                                 -------     -------       ---      -------    -------      ---
                                                        (In Thousands)
Interest expense:

  NOW deposits .............       44         (11)          (4)       107         9            6

  Savings deposits .........       33         (28)          (3)       (77)       63        ($  8)

  Money market
    deposits ...............       18         (17)          (3)        47        34           16

  Time deposits ............      609          80           64        601       354          229

  Subordinated debt ........        1           3            0          0         0          123

           Total interest
             expense .......      705          27           54        677       460          367

           Net interest
             income ........   $1,216       ($326)       ($187)    $1,090      $246        ($  9)


PROVISION FOR LOAN LOSSES

         For the six months ended June 30, 1996, the Company's provision for loan losses was $257 thousand, an increase of $112 thousand over the provision of $145 thousand for the six month period ended June 30, 1995. For the year ended December 31, 1995, the Company's provision for loan losses was $229 thousand, an increase of $68 thousand over the provision of $161 thousand for the year ended December 31, 1994. The increased provisions reflect the continued growth in the Company's loan portfolio.

OTHER INCOME

         Other income, primarily consisting of gains on sales of loans and service fees received from deposit accounts, amounted to $1.1 million for the six months ended June 30, 1996, an increase of $426 thousand, or 68.1%, from the comparable period of 1995. Other income for the year ended December 31, 1995 increased by $757 thousand, or 120%, to $1.4 million compared to $628 thousand in 1994. These increases were primarily related to increased gains on sale of loans by the Company in both the six month period ended June 30, 1996 and the year ended December 31, 1995, as well as the Company's increasing level of deposits. The Company is an active participant in the United States Small Business Administration's guaranteed loan program. Pursuant to this program, the United States Small Business Administration guarantees between 75% and 90% of the principal balance of any approved loan. After closing a loan, the Company sells the guaranteed portion of the loan. For the six month period ended June 30, 1996, the Company recognized $618 thousand in income from the gain on sale of loans, an increase of $248 thousand over the $370 thousand recognized for the six months ended June 30, 1995. For the year ended December 31, 1995, the Company recognized income of $871 thousand from the gain on sale of loans, an increase of $624 thousand over the $247 thousand recognized for the year ended December 31, 1994. The increases in gain on sale of loans are attributable to the Company's increasing penetration of the small business loan market in the Company's trade areas.

OTHER EXPENSES

         Other expenses for the six months ended June 30, 1996 amounted to $2.8 million, an increase of $1.0 million, or 57.1%, from the comparable period of 1995 when other expenses totaled $1.8 million. For the year ended December

31, 1995, other expenses increased by $1.4 million, or 53.0%, to $4.0 million compared to $2.6 million for the year ended December 31, 1994. These increases were primarily attributable to increased salary, occupancy and other operating expenses. The increases in salary and occupancy expenses during the year ended December 31, 1995 and during the six months ended June 30, 1996 reflect the Company's expansion through the establishment of new branches. Since the beginning of 1995, the Company has opened new branches in Flemington, Springfield and Scotch Plains, New Jersey and has relocated its main branch and corporate headquarters from Annandale to new leased space in Clinton, New Jersey. Increases in other operating expenses reflect increased FDIC deposit insurance premiums on the Company's expanding deposit base, as well as increased item processing and servicing charges.

INCOME TAX EXPENSE

         The income tax provision, which includes both federal and state taxes, for the six months ended June 30, 1996 and for the years ended December 31, 1995 and 1994 was $312 thousand, $609 thousand and $219 thousand, respectively. Increases in income taxes were primarily attributable to increases in income before taxes in all periods reported, as well as full utilization of the Company's net operating loss carryforwards during the year ended December 31, 1994.

                               FINANCIAL CONDITION

         At June 30, 1996, the Company's total assets were $138.4 million, compared to $121.8 million at December 31, 1995 and $78.6 million at December 31, 1994. Total loans increased to $84.1 million at June 30, 1996 from $59.1 million at December 31, 1995 and $36.4 million at December 31, 1994. Total deposits increased to $125.6 million at June 30, 1996 from $111.0 million at December 31, 1995 and $70.7 million at December 31, 1994.

LOAN PORTFOLIO

         At June 30, 1996, the Company's total loans were $84.1 million, an increase of $25.0 million, or 42.2%, over total loans at December 31, 1995. The Company's loan portfolio at December 31, 1995 totaled $59.1 million, an increase of $22.7 million, or 62.3%, over total loans at December 31, 1994. These increases in the Company's loan portfolio reflect the Company's expansion through its new branches as well as its continued penetration of its existing marketplace.

         The Company's loan portfolio consists of commercial and industrial loans, real estate loans and consumer loans. Commercial and industrial loans are made for the purpose of providing working capital, financing the purchase of equipment or inventory and for other business purposes. Real estate loans consist of loans secured by commercial or residential property and loans for the construction of commercial or residential property. Consumer loans are made for the purpose of financing the purchase of consumer goods, home improvements, and other personal needs, and are generally secured by the personal property being purchased.

     The Company's loans are primarily to businesses and individuals located in the Company's trade area. The Company has not made loans to borrowers outside of the United States. Commercial lending activities are focused primarily on lending to small business borrowers. The Company believes that its strategy of customer service, competitive rate structures and selective marketing, have enabled the Company to gain market entry to local loans. Mergers and lending curtailments at larger banks competing with the Company have also contributed to the Company's efforts to attract borrowers.

         The following table sets forth the classification of the Company's loans by major category at June 30, 1996 and as of December 31, 1995 and 1994, respectively:



                                                                         December 31,
                                      June 30,           -------------------------------------------
                                        1996                    1995                    1994
                               --------------------      ------------------      -------------------
                                Amount      Percent      Amount     Percent      Amount      Percent
                                ------      -------      ------     -------      ------      -------
                                                     (Dollars in Thousands)
Commercial and
 industrial...............     $12,682       15.09%     $ 9,125      15.44%     $ 6,952      19.09%
Real estate -
 non-residential
 properties...............      34,116       40.58%      23,612      39.95%      15,018      41.23%
 Residential
 properties...............      23,053       27.42%      16,034      27.13%       9,514      26.12%
Construction..............       8,066        9.60%       5,705       9.65%       1,293       3.55%
Lease financing...........          57        0.07%          83       0.14%         335       0.92%
Consumer..................       6,090        7.24%       4,549       7.70%       3,309       9.09%
                               -------      -------     -------     -------     -------     -------
    Total loans...........     $84,064      100.00%     $59,108     100.00%     $36,421     100.00%
                               =======      =======     =======     =======     =======     =======

    The following table sets forth fixed and adjustable rate commercial and construction loans as of June 30, 1996 in terms of interest rate sensitivity:


                               Within 1 Year     1 to 5 Years     After 5 years       Total
                               -------------     ------------     -------------       -----
                                                      (In Thousands)
Loans with fixed rates:
    Commercial...........         $ 5,216           $3,647            $  --         $ 8,863
    Real estate..........           5,720               --               --          5,720
Loans with adjustable
 rates:
   Commercial............              --            3,371              448           3,819
   Real estate...........              --            2,346               --           2,346
                                   ------            -----             ----         -------
                                  $10,936           $9,364             $448         $20,748
                                  =======           ======             ====         =======

ASSET QUALITY

     The Company's principal earning assets are its loans. Inherent in the lending function is the risk of the borrower's inability to repay the borrower's loan under its existing terms. Risk elements include non accrual loans, past due and restructured loans, potential problem loans, loan concentrations and other real estate.

    Non-performing assets include loans that are not accruing interest (non-accruing loans) as a result of principal or interest being in default for a period of 90 days or more. When a loan is classified as non-accrual, interest accruals discontinue and all past due interest is reversed and charged against current income. Until the loan becomes current, any payments received from the borrower are applied to outstanding principal until such time as management determines that the financial condition of the borrower and other factors merit recognition of such payments as interest.

    The Company attempts to minimize overall credit risk through loan diversification and its loan approval procedures. The Company's due diligence begins at the time a borrower and the Company begin to discuss the origination of a loan. Documentation, including a borrower's credit history, materials establishing the value and liquidity of potential collateral, the purpose of the loan, the source and timing of the repayment of the loan, and other factors are analyzed before a loan is submitted for approval. Loans made are also subject to periodic review.

    The following table sets forth information concerning the Company's non-performing assets as of the dates indicated:

                                                               December 31,
                                                               ------------
                                          June 30, 1996      1995          1994
                                          -------------      ----          ----
                                                     (In Thousands)

Non-accrual loans........................    $  166         $  78         $  47

Non-accrual loans to total loans.........      .20%          .13%          .13%

Non-performing assets to total assets....      .12%          .06%          .06%

Allowance for possible loan losses
as a percentage of non-performing loans..   466.52%       720.42%       808.92%

         The Company's non-accrual loans increased by $88 thousand from year end 1995 to June 30, 1996. This increase was primarily attributable to three loans being placed on non-accrual status during the first half of 1996, while the Company's one non-accrual loan in 1995 was charged off.

         The interest income that would have been recorded had these loans performed under the original contract terms was not material for the years ended December 31, 1995 and 1994 and was $9,516 for the six months ended June 30, 1996.

         At the dates indicated in the above table, there were no concentration of loans exceeding 10% of the Company's total loans and the Company had no foreign loans.

     Loans not included in past due, nonaccrual or restructured categories, but where known information about possible credit problems causes management to be uncertain as to the ability of the borrowers to comply with the present loan repayment terms over the next six months, totaled $615,800 at June 30, 1996.

ALLOWANCE FOR LOAN LOSSES

         The Company attempts to maintain an allowance for loan losses at a sufficient level to provide for potential losses in the loan portfolio. Loan losses are charged directly to the allowance when they occur and any recovery is credited to the allowance. Risks within the loan portfolio are analyzed on a continuous basis by the Company's officers, by outside, independent loan review auditors and by the Company's Audit Committee. A risk system, consisting of multiple grading categories, is utilized as an analytical tool to assess risk and appropriate reserves. Along with the risk system, management further evaluates risk characteristics of the loan portfolio under current and anticipated economic conditions and considers such factors as the financial condition of the borrower, past and expected loss experience, and other factors management feels deserve recognition in establishing an appropriate reserve. These estimates are reviewed at least quarterly, and, as adjustments become necessary, they are realized in the periods in which they become known. Additions to the allowance are made by provisions charged to expense and the allowance is reduced by net charge-offs (i.e. - loans judged to be uncollectible and charged against the reserve, less any recoveries on such loans). Although management attempts to maintain the allowance at a level deemed adequate, future additions to the allowance may be necessary based upon changes in market conditions. In addition, various regulatory agencies periodically review the Company's allowance for loan losses. These agencies may require the Company to take additional provisions based on their judgments about information available to them at the time of their examination.

         The Company's allowance for possible loan losses totaled $774 thousand, $562 thousand and $380 thousand at June 30, 1996 and December 31, 1995 and 1994, respectively. The increases in the allowance are due to the continued increase in the Company's total loan portfolio.

         The following is a summary of the reconciliation of the allowance for loan losses for the six month periods ended June 30, 1996 and 1995 and for the years ended December 31, 1995 and 1994:

                                            Six Months Ended      Year Ended
                                                June 30,          December 31,
                                             --------------      --------------
                                             1996      1995      1995      1994
                                             ----      ----      ----      ----
                                                       (In Thousands)

Balance at Beginning of Year ...........     $562      $380      $380      $302
Charge-offs:

    Real estate ........................      --         46        49        45
    Installment ........................      --          1         1        10
    Commercial .........................      --        --        --         27
    Lease financing ....................       45       --        --        --
                                             ----      ----      ----      ----
Total charge offs: .....................       45        47        50        82
Provision charged to expense ...........      257       145       229       161
Recoveries--real estate ................      --        --          3       --
                                             ----      ----      ----      ----
Balance of allowance at end
  of year ..............................     $774      $478      $562      $380
                                             ====      ====      ====      ====
Ratio of net charge-offs to
  average loans outstanding ............      .06%      .12%      .11%      .26%
Balance of allowance at end of period ..      .92%     1.04%      .95%     1.04%


    The following table sets forth, for each of the Company's major lending areas, the amount and percentage of the Company's allowance for loan losses attributable to such category, and the percentage of total loans represented by such category, as of the periods indicated:

                                                       December 31,
                             June 30,       ------------------------------------
                               1996              1995               1994
                        ------------------  -----------------  -----------------
                                   % of               % of               % of
                        Amount   All Loans  Amount  All Loans  Amount  All Loans
                        ------   ---------  ------  ---------  ------  ---------
Balance
Applicable to:
Commercial and
  industrial .......   $158,493    15.1%   $ 95,919    15.4%   $ 61,601    19.1%
Real Estate:
    Nonresidential
      properties ...    267,194    40.6%    187,856    39.9%    166,736    41.2%
    Residential
      properties ...    186,855    27.4%     91,659    27.1%    122,728    26.1%
Construction .......     86,337     9.6%    121,041     9.7%     11,083     3.5%
Lease financing ....     11,947     0.1%        662     0.1%      2,870     0.9%
Consumer ...........     63,591     7.2%     64,795     7.7%     15,173     9.1%
                       --------   -----    --------   -----    --------   -----
    Total ..........   $774,417   100.0%   $561,931   100.0%   $380,191   100.0%
                       ========   =====    ========   =====    ========   =====


INVESTMENT SECURITIES

    The Company maintains an investment portfolio to fund increased loans or decreased deposits and other liquidity needs and to provide an additional source of interest income. The portfolio is composed of U.S. Treasury securities, obligations of U.S. Government and government sponsored agencies, selected municipal and state obligations, and corporate fixed income securities.

    The Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," (SFAS 115), effective January 1, 1994. Under SFAS 115, securities are classified as securities held to maturity based on management's intent and the Company's ability to hold them to maturity. Such securities are stated at cost, adjusted for unamortized purchase premiums and discounts. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities, which are carried at market value. Realized gains and losses and gains and losses from marking the portfolio to market value are included in trading revenue. Securities not classified as securities held to maturity or trading securities are classified as securities available for sale, and are stated at fair value. Unrealized gains and losses on securities available for sale are excluded from results of operations, and are reported as a separate component of stockholders' equity, net of taxes. Securities classified as available for sale include securities that may be sold in response to changes in interest rates, changes in prepayment risks, the need to increase regulatory capital or other similar requirement.

    Management determines the appropriate classification of securities at the time of purchase. At June 30, 1996, $20.4 million of the Company's investment securities were classified as held to maturity and $13.9 million were classified as available for sale. At June 30, 1996, no investment securities were classified as trading securities.

    At June 30, 1996, total investment securities were $34.2 million, a decrease from total investment securities of $36.2 million at December 31, 1995, which was an increase from total securities of $30.5 million at December 31, 1994. The decrease in the Company's investment securities for the six months ended June 30, 1996 is attributable to the Company using the proceeds of maturing investment securities to fund new loan demand.

    A comparative summary of securities available for sale at June 30, 1996, December 31, 1995 and 1994 is as follows:
                                                                   Unrealized
Available for Sale                Amortized Cost   Market Value  Net Gain/(Loss)
------------------                --------------   ------------  ---------------
US Treasury ...................     $ 1,954,318     $ 1,957,828      $    3,510
US government sponsored
  agencies ....................       8,682,411       8,623,895         (58,516)
State and municipal ...........         757,000         755,737          (1,263)
Other .........................       2,519,142       2,517,337          (1,805)
                                    -----------     -----------     -----------
Total June 30, 1996 ...........     $13,912,870     $13,854,797     ($   58,073)

US Treasury ...................     $ 1,963,616     $ 1,977,094      $   13,478
US government sponsored
  agencies ....................       7,504,828       7,564,063          59,234
US government agencies
  and corporations ............         706,143         719,665          13,523
State and municipal ...........       1,360,000       1,365,337           5,337
Other .........................       4,623,887       4,678,123          54,236
                                    -----------     -----------     -----------
Total December 31, 1995 .......     $16,158,475     $16,304,283      $  145,808

US government agencies
  and corporations ............     $ 1,793,650     $ 1,757,647     ($   36,003)
US government sponsored
  agencies ....................         250,000         192,500         (57,500)
Other .........................       5,633,171       5,249,144        (384,027)
                                    -----------     -----------     -----------
Total December 31, 1994 .......     $ 7,676,821     $ 7,199,291     ($  477,529)


    A comparative summary of investment securities held to maturity at June 30, 1996, December 31, 1995 and 1994 is as follows:
                                                                   Unrealized
Held to Maturity                  Amortized Cost   Market Value  Net Gain/(Loss)
----------------                  --------------   ------------  ---------------
US government agencies and
  corporations ................     $ 7,430,382     $ 7,406,719     ($   23,663)
US government sponsored
  agencies ....................       3,988,634       3,379,375        (609,259)
Other .........................       8,934,557       8,728,993        (205,564)
                                    -----------     -----------     -----------
Total June 30, 1996 ...........     $20,353,573     $19,515,087     ($  838,486)

US government agencies and
  corporations ................     $ 6,773,258     $ 6,764,329     ($    8,930)
US government sponsored
  agencies ....................       3,987,500       3,500,499        (487,000)
Other .........................       9,095,985       8,999,487         (96,498)
                                    -----------     -----------     -----------
Total December 31, 1995 .......     $19,856,743     $19,264,315     ($  592,428)

US Treasury ...................     $ 6,379,890     $ 6,290,405     ($   89,485)
US government sponsored
  agencies ....................       9,467,892       8,359,134      (1,108,758)
Other .........................       7,429,062       6,691,619        (737,443)
                                    -----------     -----------     -----------
Total December 31, 1994 .......     $23,276,844     $21,341,158     ($1,935,687)

         The following tables set forth as of June 30, 1996 and December 31, 1995 the maturity distribution of the Company's investment portfolio:

                                                            June 30,1996
                                                            ------------

                              Held to Maturity Securities                    Securities Available
                                                                                   for Sale
                              ---------------------------                    --------------------
                                                           (In Thousands)

                      AMORTIZED          MARKET        AVERAGE        AMORTIZED     MARKET         AVERAGE
                        COST             VALUE           RATE           COST        VALUE            RATE
                       ------           ------           ----          ------       ------           ----
US TREASURIES
  UNDER 1 YEAR ...... $  --             $  --             --          $ 1,954       $ 1,958           5.94%

  US TREASURIES
  1-5 YEARS .........    --                --             --             --            --             --

US GOVERNMENT
  AGENCIES 1-5
  YEARS .............    --                --             --             --            --             --

US GOVERNMENT
  AGENCIES 10+
  YEARS .............   7,430             7,407           6.17%          --            --             --

US GOVERNMENT
  SPONSORED
  AGENCIES UNDER
  1 YEAR ............    --                --             --            5,202         5,224           6.98%

US GOVERNMENT
  SPONSORED
  AGENCIES 1-5
  YEARS .............   1,239             1,236           5.05%         3,480         3,400           5.49%

US GOVERNMENT
  SPONSORED
  AGENCIES 5-10
  YEARS .............   1,500             1,313           3.86%          --            --             --

US GOVERNMENT
  SPONSORED
  AGENCIES OVER
  10 YEARS ..........   1,250               831           3.41%          --            --             --

STATE/MUNICIPAL
  UNDER 1 YEAR ......    --                --             --              757           756           5.79%


OTHER UNDER 1
  YEAR ..............    --                --             --             --            --             --

OTHER 1-5
YEARS ...............     669               679           6.20%         2,038         2,036           5.92%


OTHER 10+
YEARS ...............   8,266             8,050           6.20%           481           481           6.42%


TOTAL ............... $20,354           $19,515           5.79%       $13,913       $13,855           6.22%



                                                          December 31, 1995

                              Held to Maturity Securities                    Securities Available
                                                                                   for Sale
                              ---------------------------                    --------------------
                                                           (In Thousands)

                      AMORTIZED          MARKET        AVERAGE        AMORTIZED     MARKET        AVERAGE
                        COST             VALUE           RATE           COST        VALUE           RATE
                       ------           ------           ----          ------       ------          ----

US TREASURIES
  UNDER 1 YEAR ...... $  --             $  --           --            $ 1,612     $ 1,621         5.93%

  US TREASURIES
  1-5 YEARS .........    --                --           --                352         356         5.93%

US GOVERNMENT
  AGENCIES 1-5
  YEARS .............    --                --           --                706         720         6.80%

US GOVERNMENT
  AGENCIES 10+
  YEARS .............   6,773             6,764         6.70%                        --           --

US GOVERNMENT
  SPONSORED
  AGENCIES UNDER
  1 YEAR ............    --                --           --              7,712       7,772         6.70%

US GOVERNMENT
  SPONSORED
  AGENCIES 1-5
  YEARS .............   1,238             1,216         5.05%             499         511         7.90%

US GOVERNMENT
  SPONSORED
  AGENCIES 5-10
  YEARS .............   1,500             1,382         4.43%            --          --           --

US GOVERNMENT
  SPONSORED
  AGENCIES OVER
  10 YEARS ..........   1,250               903         2.74%            --          --           --

STATE/MUNICIPAL
  UNDER 1 YEAR ......    --                --           --              1,360       1,365         7.21%



OTHER UNDER 1
  YEAR ..............    --                --           --              1,000       1,000         5.74%

OTHER 1-5
YEARS ...............     667               667         5.86%           2,547       2,588         6.38%

OTHER 10+
YEARS ...............   8,428             8,332         6.17%             371         371         6.92%

TOTAL ............... $19,857           $19,264         5.93%         $16,159     $16,304         6.61%

DEPOSITS

         Deposits are the Company's primary source of funds. The Company experienced a growth in deposit balances of $14.6 million, or 13.2%, to $125.6 million at June 30, 1996, from $111.0 million at December 31, 1995. Deposits increased by $40.3 million, or 57.0%, to $111.0 million at December 31, 1995 from $70.7 million at December 31, 1994. This growth was accomplished through the Company's expansion through its new branches, its emphasis on customer service, competitive rate structures and selective marketing. The Company attempts to establish a comprehensive relationship with its business borrowers, seeking deposits as well as lending relationships. This approach has helped the Company increase its non-interest bearing deposits. From December 31, 1994 to June 30, 1996, the Company's non-interest bearing demand deposits increased from $9.2 million, or 12.9%, of total deposits to $23.3 million, or 18.5%, of total deposits, an increase of $14.2 million, or 154%. In addition, the Company's time deposits increased from $28.1 million to $59.1 million at June 30, 1996, an increase of $31.0 million, or 110%. The Company has no foreign deposits, nor are there any material concentrations of deposits.

         The following table sets forth the average amounts of various types of deposits for each of the periods indicated:

  (IN THOUSANDS)                               June 30, 1996                  December 31, 1995                December 31, 1994
  --------------                               -------------                  -----------------                -----------------
Average Balance                          Amount             %              Amount             %             Amount               %
                                         ------             -              ------             -             ------               -
Deposits:
NOW deposits...................          $12,704           10.8%           $10,665           12.2%          $6,288              9.8%
Savings deposits...............           23,147           19.7%            20,677           23.7%          23,467             36.6%
Money market
  deposits.....................            6,182            5.3%             5,277            6.0%           3,595              5.6%
Time deposits..................           55,418           47.2%            38,781           44.4%          23,555             36.8%
Demand deposits................           19,991           17.0%            11,887           13.6%           7,134             11.1%
                                        --------          ------           -------          ------         -------            ------
Total interest-bearing
  liabilities..................         $117,443          100.0%           $87,286          100.0%         $64,039            100.0%
                                        ========          ======           =======          ======         =======            ======

         The Company does not actively solicit short-term deposits of $100,000 or more because of the liquidity risks posed by such deposits. The following table summarizes the maturity distribution of certificates of deposits of denominations of $100,000 or more as of June 30, 1996.


Time Deposits ($100,000 and over)

                                                                  (In Thousands)

Three months or less...............................................  $4,136
Over three months through six months...............................   2,001
Over six months through twelve months..............................   1,699
Over twelve months.................................................     711
                                                                     ------
         Total.....................................................  $8,546


Interest Rate Sensitivity Analysis

     The principal objective of the Company's asset and liability management function is to evaluate the interest-rate risk included in certain balance sheet accounts; determine the level of risk appropriate given the Company's business focus, operating environment, capital, and liquidity requirements; establish prudent asset concentration guidelines; and manage the risk consistent with Board approved guidelines. The Company seeks to reduce the vulnerability of its operations to changes in interest rates and to manage the ratio of interest-rate sensitive assets to interest-rate sensitive liabilities within specified maturities or repricing dates. The Company's actions in this regard are taken under the guidance of the Asset/Liability Committee (ALCO) of the Board of Directors. The ALCO generally reviews the Company's liquidity, cash flow needs, maturities of investments, deposits and borrowings and current market conditions and interest rates.

     One of the monitoring tools used by the ALCO is an analysis of the extent to which assets and liabilities are interest rate sensitive and measures the Company's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. Accordingly, during a period of rising rates, a negative gap may result in the yield on the institution's assets increasing at a slower rate than the increase in the cost of interest-bearing liabilities. Conversely, during a period of falling interest rates, an institution with a negative gap would experience a repricing of its assets at a slower rate than its interest-bearing liabilities which, consequently, may result in its net interest income growing.

     The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at the periods indicated which are anticipated by the Company, based upon certain assumptions, to reprice or mature in each of the future time periods presented. Except as noted, the amount of assets and liabilities which reprice or mature during a particular period were determined in accordance with the earlier of the term to repricing or the contractual terms of the asset or liability. The Company's loan prepayment assumptions are based upon actual historic prepayment rates.

Assets                                    0-3 MOS       3-12 MOS      1-5 YEARS       5+ YEARS
----------------------------------------------------------------------------------------------
Securities                                $19,245        $25,543        $31,061        $34,208
Fed Funds\Cash Investments                 11,859         12,852         12,852         12,852
Commercial Loans (Fixed)                    1,033          4,341         18,753         19,329
Commercial Loans (Variable)                35,327         35,327         35,327         35,327
Home Equity Loans (Fixed)                       7             27            119            200
Home Equity Loans (Variable)                5,823          5,823          5,823          5,823
Consumer Loans                                111            419            897            897
SBA Loans (Variable)                       10,868         10,868         10,868         10,868
Purchased Mortgages                             0          4,994          4,994          7,917
Deposit Loans                               3,703          3,703          3,703          3,703
----------------------------------------------------------------------------------------------
Total Interest Bearing Assets             $87,975       $103,896       $124,396       $131,124
==============================================================================================

Liabilities                               0-3 MOS       3-12 MOS        1-3 YRS       7-15 YRS
----------------------------------------------------------------------------------------------
Certificates Of Deposit                   $14,571        $45,158        $56,525        $59,084
Money Market Deposit Accounts               6,145          6,145          6,145          6,145
Savings Accounts                            9,044          9,044          9,044          9,044
Now Accounts                               13,953         13,953         13,953         13,953
Money Market Savings Accounts              14,115         14,115         14,115         14,115
Subordinated Debt                           2,010          2,010          2,010          2,010
----------------------------------------------------------------------------------------------
Total Interest Bearing Liabilities        $59,838        $90,425       $101,792       $104,351
==============================================================================================

Cumulative Sensitivity Gap                $28,137        $13,471        $22,604        $26,773


OPERATING, INVESTING AND FINANCING CASH FLOWS

         As of June 30, 1996, cash and due from banks decreased $8.2 million to $16.5 million, compared with an increase of $6.6 million during the prior year. Net cash used in operating activities decreased $602.6 thousand primarily due to an increase in gain on loans sold associated with the Company's Small Business Administration loan sales. Cash used in investing activities increased to $24.1 million compared with $10.7 million used in 1995, reflecting the Company's increase in loans. Net cash provided by financing activities totaled $16.5 million as of June 30, 1996 compared to $17.3 million provided a year earlier.

         For the year ended December 31, 1995, cash and due from banks increased $14.6 million to $24.7 million, compared with a decrease of $5 million during the prior year. Net cash provided by operating activities decreased $433 thousand primarily due to an increase in gain on sale of loans. Cash used in investing activities increased to $27.5 million compared with $18.3 million used in 1994, reflecting the Company's increase in the loan and securities portfolio. Net cash provided in financing activities totaled $41.6 million in 1995 compared with $12.1 million provided a year earlier as the Company increased deposits through the addition of two branches.

LIQUIDITY

         The Company's liquidity is a measure of its ability to fund loans, withdrawals or maturities of deposits and other cash outflows in a cost-effective manner. The Company's principal sources of funds are deposits, scheduled amortization and prepayments of loan principal, sales and maturities of investment securities and funds provided by operations. While scheduled loan payments and maturing investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.

         The Company's total deposits equaled $125.6 million, $111.0 million and $70.7 million as of June 30, 1996, December 31, 1995, and December 31, 1994, respectively. The increase in funds provided by deposit inflows during these years has been more than sufficient to provide for the Company's lending demand.

         Through the Company's investment portfolio the Company has generally sought to obtain a safe yet slightly higher yield than would have been available to the Company as a net seller of overnight Federal Funds while still maintaining liquidity. Through its investment portfolio, the Company also attempts to manage its maturity gap by seeking maturities of investments which coincide as closely as possible with maturities of deposits. The Company's investment portfolio also includes securities available for sale to provide liquidity for anticipated loan demand and other liquidity needs.

         Although the Company has traditionally been a net "seller" of Federal Funds (or overnight loans to large banks), the Company does maintain lines of credit with the Federal Home Loan Bank of New York, Summit Bank and PNC Bank for "purchase" of Federal Funds in the event that temporary liquidity needs arise.

         Management believes that the Company's current sources of funds provide adequate liquidity for the current cash flow needs of the Company.

CAPITAL

         A significant measure of the strength of a financial institution is its capital base. The Company's federal regulators have classified and defined bank capital into the following components: (1) Tier I capital, which includes tangible shareholders' equity for common stock and qualifying preferred stock, and (2) Tier II capital, which includes a portion of the allowance for possible loan losses, certain qualifying long-term debt and preferred stock which does not qualify for Tier I capital. Minimum capital levels for banks are regulated by risk-based capital adequacy guidelines which require a bank to maintain certain capital as a percent of the bank's assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-adjusted assets.) A bank is required to maintain, at a minimum, Tier I capital as a percentage of risk-adjusted assets of 4.0% and combined Tier I and Tier II capital as a percentage of risk-adjusted assets of 8.0%.

         In addition to the risk-based guidelines, the Company's regulators require that a bank which meets the regulator's highest performance and operation standards maintain a minimum leverage ratio (Tier I capital as a percentage of tangible assets) of 3%. For those banks with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be proportionately increased. Minimum leverage ratios for each bank are evaluated through the ongoing regulatory examination process.

         The following table summarizes the risk-based and leverage capital ratios for the Company at June 30, 1996, as well as the required minimum regulatory capital ratios:

                                                               Minimum
                                    June 30, 1996(1)     Regulatory Requirements
                                    ----------------     -----------------------

Risk-based Capital:

   Tier I capital ratio..........        15.21%                     4.00%
   Total capital ratio...........        14.30%                     8.00%
Leverage ratio...................         9.21%                   3.00-5.00%
----------
     (1) As adjusted to reflect a retroactive credit of $2,010,000. This transaction resulted from debentures called for redemption on September 13, 1996 and exchanged for 201,000 shares of Common Stock.

IMPACT OF INFLATION AND CHANGING PRICES

         The financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

RECENTLY ISSUED ACCOUNTING STANDARDS

         In October 1995 the Financial Accounts Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123. "Accounting for Stock-Based Compensation" (SFAS 123). This statement establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS 123 encourages all entities to adopt the "fair value based method" of accounting for employee stock compensation plans. However, SFAS 123 also allows an entity to continue to measure compensation cost under such plans using the "intrinsic value based method." The accounting requirements of this statement are effective for transactions entered into in fiscal years that begin after December 15, 1995. The Company does not intend to apply the fair value based method, but the Company's financial statements in 1996 and thereafter will include the disclosure required by SFAS 123. Such disclosures include net income and earnings per share as if the fair value based method had been applied.

         On June 28, 1996, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings.

         Under the financial-components approach, after a transfer of financial assets, an entity recognizes all financial and servicing assets it controls and liabilities it has incurred and derecognizes financial assets it no longer controls and liabilities that have been extinguished. The financial-components approach focuses on the assets and liabilities that exist after the transfer. Many of these assets and liabilities are components of financial assets that existed prior to the transfer. If a transfer does not meet the criteria for a sale, the transfer is accounted for as a secured borrowing with pledge of collateral.

         It is important to note that this Statement extends the "available-for-sale" or "trading" approach in SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, to non-security financial assets that can contractually be prepaid or otherwise settled in such a way that the holder of the asset would not recover substantially all of its recorded investment. Thus, non-security financial assets (no matter how acquired) such as loans, other receivables, interest-only strips or residual interests in securitization trusts (for example, tranches subordinate to other tranches, cash reserve accounts or rights to future interest from serviced assets that exceed contractually specified servicing fees) that are subject to prepayment risk that could prevent recovery of substantially all of the recorded amount are to be reported at fair value with the change in fair value accounted for depending on the asset's classification as "available-for-sale" or "trading." The Statement also amends SFAS 115 to prevent a security from being classified as held-to-maturity if the security can be prepaid or otherwise settled in such a way that the holder of the security would not recover substantially all of its recorded investment.

         This Statement requires that a liability be derecognized if and only if either (a) the debtor pays the creditor and is relieved of its obligation for the liability or (b) the debtor is legally released from being the primary obligor under the liability either judicially or by the creditor. Therefore, a liability is not considered extinguished by an in-substance defeasance.

     This Statement provides implementation guidance for accounting for (1) securitizations, (2) transfers of partial interests, (3) servicing of financial assets, (4) securities lending transactions, (5) repurchase agreements, (6) loan syndications and participations, (7) risk participations in banker's acceptances, (8) factoring arrangements, (9) transfers of receivables with recourse, (10) transfers of sales-type and direct financing lease receivables, and (11) extinguishments of liabilities.

         A number of existing FASB Statements are superseded or amended by SFAS
125. SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. Also, the extension of the SFAS 115 approach to certain non-security financial assets and the amendment to SFAS 115 is effective for financial assets held on or acquired after January 1, 1997. Reclassifications that are necessary because of the amendment do not call into question an entity's intent to hold other debt securities to maturity in the future. The Company, at this time, does not believe that SFAS 125 will have a significant impact on the consolidated financial position or results of operations in 1997.

                                    BUSINESS

GENERAL

         The Company is a Delaware business corporation and bank holding company registered under the BHCA. The Company was incorporated on February 14, 1994 for the purpose of acquiring the Bank and thereby enabling the Bank to operate within a holding company structure. Management of the Bank believed that a holding company would facilitate potential acquisitions of other financial institutions and provide financial flexibility for the growth of the Bank. On December 1, 1994, the Company acquired 100% of the outstanding shares of the Bank. At June 30, 1996, the Company had total assets of $138.4 million, deposits of $125.6 million, total loans of $84.1 million, and stockholder's equity of $10.3 million.

     The principal activities of the Company are owning and supervising the Bank. The Bank is a community-oriented, full service commercial bank providing commercial and consumer financial services to businesses and individuals in the Company's Trade Area, described below. Management believes that the Company will continue to gain market share in its Trade Area and will continue to meet a similar or greater portion of the demand for credit. Management believes that the Company meets the competition from the many existing and larger financial institutions in its Trade Area by emphasizing personalized service, responsive decision making and an overall commitment to excellence.

         Management believes that the economic conditions in the Company's Trade Area are conducive to the Company's continued growth. The Company's Trade Areas are bounded by several of New Jersey's primary highways, including the Route 22/78 corridor, Route 287 and Route 202.

         Management believes that the economy of the greater New York-New Jersey market has historically benefitted from having a large number of corporate headquarters and a concentration of financial services-related industries, and that it also has a well educated employment base and a large number of industrial, service and high-technology businesses. Over the past two years, New Jersey's economy has slowly begun to recover from the effects of a prolonged decline in the national and regional economy, layoffs in the financial services industry and corporate relocations. Management believes that employment levels and real estate markets in the Bank's market area have stabilized and in some instances begun to improve. Whether such improvement will continue is dependent, in large upon the general economic health of the United States and other factors beyond the Bank's control and, therefore, cannot be estimated.

DEPOSITS

         The Company offers a full range of deposit accounts including business and personal checking accounts, interest-bearing NOW accounts, money market accounts and certificates of deposit and is competitive in structuring the terms (e.g., interest rates, minimum balances, etc.) of the deposit accounts as part of its strategy to gain deposits as a new entrant into its Trade Area. In spite of this effort, the Company believes that its cost of funds is comparable to the average costs experienced by its competitors.

LOANS

         The Company lends funds to individuals and businesses for personal and commercial purposes. The Company emphasizes the origination of loans with adjustable rates of interest tied to the Company's Prime Rate, with 72% of the Company's portfolio consisting of adjustable rate loans and 28% consisting of fixed rate loans. The interest rates on these adjustable rate loans are repriced from time to time to reflect changes, up or down, in the cost of funds to the Company. In order to be competitive with other established banking institutions in its trade area, the Company charges rates which are generally comparable to those charged by other lenders.

         In addition, the Company has been very active in providing loans to small businesses through the United States Small Business Administration ("SBA") guaranteed loan program. Under the SBA program, loans are available to small businesses which meet certain criteria. Up to 90% of the principal of a loan to a qualified business may be guaranteed by the United States Government. The Company sells the guaranteed portion of its SBA loans into the secondary market and thereby derives premium income. The Company's ability to offer SBA loans on an ongoing basis is dependent upon, among other factors, appropriation of funds by the federal government to the SBA program. The Company has been designated a "preferred lender" for the states of New Jersey, Delaware, New York and Pennsylvania by the SBA. This means that the Company may originate SBA guaranteed loans without prior SBA approval, although the guaranteed portion of this loan will be 80% for loans up to $100,000 and 75% for loans over $100,000 and up to $1,000,000.

         The Company's commercial loans are generally secured by business assets, personal guarantees of the principals of closely-held businesses and often by the personal assets of such principals. The loans are made to small and mid-sized businesses in the Company's Trade Area. Federal and state law and regulations restrict how much any bank may lend to a single customer with the restrictions stated as a percentage of the primary capital of the Company. See "SUPERVISION AND REGULATION". The Company believes that it can attract commercial borrowers by providing competitive rates, superior service, local decision-making and flexibility in loan structure. The Board of Directors believes that small and mid-sized businesses are not always of primary importance to larger banking institutions for commercial lending purposes, whereas such businesses represent the main portion of the commercial loan business for the Company.

         The Company grants both secured and unsecured personal loans to finance the purchase of automobiles, durable goods or other consumer goods. The Board of Directors believes that the Company's competitive interest rates and superior service (which includes, among other things, convenience, personal attention and prompt local decision-making) are important competitive factors in attracting personal loans from credit-worthy consumers.

         The Company also makes residential and commercial real estate loans and, on a limited basis, construction loans.

OTHER ACTIVITIES

         The Company also derives income from investments in securities, typically obligations of the United States Government and Government Agencies. The Company also provides a variety of financial services to its customers including wire transfers, coin and currency collections, issuing money orders, travelers checks and U.S. Series EE bonds, accepting direct deposit of payroll and of federal recurring payments and issuing both standby and commercial letters of credit.

     The Company, through FCB Services Co., Inc., a subsidiary of the Bank, sells tax deferred annuities. FCB Service Co., Inc. holds a New Jersey insurance license. FCB Service Co., Inc. earns commissions on annuities it sells.

TRADE AREA

         The Primary Trade Area is defined as the neighborhoods served by the Bank's offices. The Bank's main office, located in Clinton, in combination with its Flemington office, serve the greater area of Hunterdon County. The Clinton office also services the southernmost communities of Warren and Morris Counties. The Bank's North

Plainfield office serves those communities located in the northern, eastern and central parts of Somerset County, the northernmost communities of Middlesex County and the southernmost communities of Union County. The Bank's Springfield and Scotch Plains offices serve the northern, eastern and central communities of Union County, and the southwestern communities of Essex County.

         The Company has a secondary Trade Area along the Route 78/Route 22 corridor between its two Hunterdon County offices and its offices located in Union County. In addition to the previously mentioned Interstate highways, the Bank's Primary and Secondary Trade Areas also have access to a major network of other roads which includes Route 287 and Route 202.

COMPETITION

         The Company is located in an extremely competitive environment. The Company's Trade Area is already serviced by major regional banks, large thrift institutions and by a variety of credit unions. Most of the Company's competitors have substantially more capital and therefore greater lending limits than the Company. The Company's competitors generally have established positions in the Trade Area and have greater resources than the Company with which to pay for advertising, physical facilities, personnel and interest on deposited funds. The Company relies upon the competitive pricing of its loans, deposits and other services as well as its ability to provide local decision making and personal service in order to compete with these larger institutions.

EMPLOYEES

         The Company employs 59 full-time and 7 part-time employees. None of the Company's employees are represented by any collective bargaining agreements. The Company believes that its relations with its employees are good.

PROPERTIES

         The Company's main office is located in leased space in Clinton, New Jersey. The Company leases approximately 18,000 square feet, including space both for the Company's administrative headquarters and for the Bank's main branch. The Bank maintains two ATM machines, and, under its lease, has the right to use outside parking for its customers.

         The North Plainfield branch is owned by the Company. The building is situated at the southeast corner of Somerset Street and Mountain Avenue and consists of a two-story, 8,000 sq. ft. office building, 5,334 ft. of which is occupied by the Company. The building contains a full-service teller line and lobby, three drive-up teller lanes, a 24-hour ATM machine, and on-site parking of approximately 21 spaces.

         The Company's Flemington office is located in the heart of the town's small business and retail shopping district at 110 Main Street. The full-service office is leased from an unrelated third-party and consists of 2,670 square feet of bank lobby including separate teller and platform areas, a 24-hour ATM machine and a night depository. In addition to curbside parking, the Company is entitled to the use of leased parking spaces located in downtown lots immediately adjacent to its office.

         The Company leases its Springfield office located at 733 Mountain Avenue. The lobby and platform areas consist of approximately 1,200 square feet of first floor bank space. The full-service office consists of a teller line, platform area, drive-up teller window, safe deposit boxes and night depository.

         The Company leases its office located at 2222 South Avenue in Scotch Plains, New Jersey. The Company leases approximately 3,900 square feet and maintains a 24-hour ATM machine. In addition, the Company has the use of onsite parking at the site.

         The leases for both the Company's main office and the Scotch Plains branch are with certain members of the Company's Board of Directors. See "EXECUTIVE COMPENSATION--Certain Transactions
With Management."

         The Company is a member of the MAC and PLUS ATM network.

LEGAL PROCEEDINGS

     The Company and the Bank are periodically parties to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to the Bank's business. Management does not believe that there is any pending or threatened proceeding against the Company or the Bank which, if determined adversely, would have a material effect on the business or financial position of the Company or the Bank.


                           SUPERVISION AND REGULATION

GENERAL

     Bank holding companies and banks are extensively regulated under both federal and state law. These laws and regulations are intended to protect depositors, not stockholders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in the applicable law or regulation may have a material effect on the business and prospects of the Company and the Bank. See "SPECIAL CONSIDERATIONS AND RISK FACTORS--SUPERVISION AND REGULATION."

BANK HOLDING COMPANY REGULATION

     GENERAL. As a bank holding company registered under the BHCA, the Company is subject to the regulation and supervision of the FRB. The Company is required to file with the FRB annual reports and other information regarding its business operations and those of its subsidiaries. Under the BHCA, the Company's activities and those of its subsidiaries are limited to banking, managing or controlling banks, furnishing services to or performing services for its subsidiaries or engaging in any other activity which the FRB determines to be so closely related to banking or managing or controlling banks as to be properly incident thereto.

     The BHCA requires, among other things, the prior approval of the FRB in any case where a bank holding company proposes to (i) acquire all or substantially all of the assets of any other bank, (ii) acquire direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank (unless it owns a majority of such bank's voting shares) or (iii) merge or consolidate with any other bank holding company. The FRB will not approve any acquisition, merger, or consolidation that would have a substantially anti-competitive effect, unless the anti-competitive impact of the proposed transaction is clearly outweighed by a greater public interest in meeting the convenience and needs of the community to be served. The FRB also considers capital adequacy and other financial and managerial resources and future prospects of the companies and the banks concerned, together with the convenience and needs of the community to be served, when reviewing acquisitions or mergers.

     Additionally, the BHCA prohibits a bank holding company, with certain limited exceptions, from (i) acquiring or retaining direct or indirect ownership or control of more than 5% of the outstanding voting stock of any company which is not a bank or bank holding company, or (ii) engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or performing services for its subsidiaries; unless such non-banking business is determined by the FRB to be so closely related to banking or managing or controlling banks as to be properly incident thereto. In making such determinations, the FRB is required to weigh the expected benefits to the public, such as greater convenience, increased competition or gains in efficiency, against the possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices.

     There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by law and regulatory policy that are designed to minimize potential loss to the depositors of such depository institutions and the FDIC insurance funds in the event the depository institution becomes in danger of default. Under a policy of the FRB with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy. The FRB also has the authority under the BHCA to require a bank holding company to terminate any activity or to relinquish control of a non-bank subsidiary upon the FRB's determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company.

     CAPITAL ADEQUACY GUIDELINES FOR BANK HOLDING COMPANIES. In January 1989, the FRB adopted risk-based capital guidelines for bank holding companies. The risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Under these guidelines, assets and off-balance sheet items are assigned to broad risk categories each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

     The risk-based guidelines apply on a consolidated basis to bank holding companies with consolidated assets of $150 million or more. For bank holding companies with less than $150 million in consolidated assets, the guidelines will be applied on a bank-only basis unless: (a) the parent bank holding company is engaged in nonbank activity involving significant leverage; or (b) the parent company has a significant amount of outstanding debt that is held by the general public.

     The minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8%. At least 4% of the total capital is required to be "Tier I Capital," consisting of common stockholders' equity and qualifying preferred stock, less certain goodwill items and other intangible assets. The remainder ("Tier II Capital") may consist of (a) the allowance for loan losses of up to 1.25% of risk-weighted assets, (b) excess of qualifying preferred stock, (c) hybrid capital instruments, (d) perpetual debt, (e) mandatory convertible securities, and (f) qualifying subordinated debt and intermediate-term preferred stock up to 50% of Tier I capital. Total capital is the sum of Tier I and Tier II capital less reciprocal holdings of other banking organizations' capital instruments, investments in unconsolidated subsidiaries and any other deductions as determined by the FRB (determined on a case by case basis or as a matter of policy after formal rule-making).

     Bank holding company assets are given risk-weights of 0%, 20%, 50% and 100%. In addition, certain off-balance sheet items are given similar credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight will apply. These computations result in the total risk-weighted assets. Most loans are assigned to the 100% risk category, except for performing first mortgage loans fully secured by residential property which carry a 50% risk-weighing. Most investment securities (including, primarily, general obligation claims of states or other political subdivisions of the United States) are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weight, and direct obligations of the U.S. Treasury or obligations backed by the full faith and credit of the U.S. Government, which have a 0% risk-weight. In converting off-balance sheet items, direct credit substitutes including general guarantees and standby letters of credit backing financial obligations, are given a 100% risk-weighing. Transaction related contingencies such as bid bonds, standby letters of credit backing nonfinancial obligations, and undrawn commitments (including commercial credit lines with an initial maturity or more than one year) have a 50% risk-weighing. Short term commercial letters of credit have a 20% risk-weighing and certain short-term unconditionally cancelable commitments have a 0% risk-weighing.

     In addition to the risk-based capital guidelines, the FRB has adopted a minimum Tier I capital (leverage) ratio, under which a bank holding company must maintain a minimum level of Tier I capital to average total consolidated assets of at least 3% in the case of a bank holding company that has the highest regulatory examination rating and is not contemplating significant growth or expansion. All other bank holding companies are expected to maintain a leverage ratio of at least 100 to 200 basis points above the stated minimum.

BANK REGULATION

     As a New Jersey-chartered commercial bank, the Bank is subject to the regulation, supervision, and control of the Department. As an FDIC-insured institution, the Bank is subject to regulation, supervision and control of the FDIC, an agency of the federal government. The regulations of the FDIC and the Department impact virtually all activities of the Bank, including the minimum level of capital the Bank must maintain, the ability of the Bank to pay dividends, the ability of the Bank to expand through new branches or acquisitions and various other matters.

     Insurance of Deposits. The Bank's deposits are insured up to a maximum of $100,000 per depositor under the SAIF of the FDIC. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") effected a major restructuring of the federal regulatory framework applicable to depository institutions and deposit insurance. FDICIA requires the FDIC to establish a risk-based assessment system for all insured depository institutions. Under this legislation, the FDIC is required to establish an insurance premium assessment system based upon: (i) the probability that the insurance fund will incur a loss with respect to the institution; (ii) the likely amount of the loss; and (iii) the revenue needs of the insurance fund. In compliance with this mandate, the FDIC has developed a matrix that sets the assessment premium for a particular institution in accordance with its capital level and overall rating by the primary regulator. The FDIC's risk based insurance assessment system is not expected to have a material effect upon the operations of the Bank.

     Dividend Rights. Under the Banking Act, a bank may declare and pay dividends only if, after payment of the dividend, the capital stock of the bank will be unimpaired and either the bank will have a surplus of not less than 50% of its capital stock or the payment of the dividend will not reduce the bank's surplus.

     Recent Regulatory Enactments. On September 29, 1994, the Riegel-Neal Interstate Banking and Branching Efficiency Act (the "Interstate Act") was enacted. The Interstate Act generally enhances the ability of bank holding companies to conduct their banking business across state boarders. The Interstate Act has two main provisions. The first provision generally provides that commencing on September 29, 1995, bank holding companies may acquire banks located in any state regardless of the provisions of state law. These acquisitions are subject to certain restrictions, including caps on the total percentage of deposits that a bank holding company may control both nationally and in any single state. New Jersey law currently allows interstate acquisitions by bank holding companies whose home state has "reciprocal" legislation which would allow acquisitions by New Jersey based bank holding companies.

     The second major provision of the Interstate Act permits, beginning on June 1, 1997, banks located in different states to merge and continue to operate as a single institution in more than one state. States may, by legislation passed before June 1, 1997, opt out of the interstate bank merger provisions of the Interstate Act. In addition, states may elect to opt in and allow interstate bank mergers prior to June 1, 1997.

     A final provision of the Interstate Act permits banks located in one state to establish new branches in another state without obtaining a separate bank charter in that state, but only if the state in which the branch is located has adopted legislation specifically allowing interstate de novo branching.

     In April of 1996, the New Jersey legislature passed legislation which would permit interstate bank mergers prior to June 1, 1997, provided that the home state of the institution acquiring the New Jersey institution permits interstate mergers prior to June 1, 1997. In addition, the legislation permits an out-of-state institution to acquire an existing branch of a New Jersey based institution, and thereby conduct business in New Jersey. The legislation does not permit interstate de novo branching. This legislation is likely to enhance competition in the New Jersey marketplace as bank holding companies located outside of New Jersey become freer to acquire institutions located within the State of New Jersey.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

                            POSITION WITH THE COMPANY AND             DIRECTOR
NAME           AGE            THE BANK(1)                             SINCE(2)
----           ---          -----------------------------             --------

Robert J. Van  53           Chairman of the Board and Chief           1990
Volkenburgh                 Executive Officer and Director of
                            the Company; Chairman of the
                            Board of the Bank

James Hyman    50           President, Chief Operating                1990
                            Officer and Director of the
                            Company; President and Chief
                            Executive Officer of the Bank

David D.       42           Vice Chairman, Corporate                  1990
Dallas                      Secretary and Director of the
                            Company; Vice Chairman of the
                            Bank.


----------
(1)  Each director of the Company is also a director of the Bank.

(2) Includes prior years of service on Board of Directors of the Bank.

No director of the Company is also a director of any other company registered pursuant to Section 12 of the Securities Exchange Act of 1934 or any company registered as an investment company under the Investment Company Act of 1940.

DIRECTORS OF THE BANK WHO DO NOT SERVE AS DIRECTORS OF THE
CORPORATION

                                                                      DIRECTOR
      NAME           AGE     POSITION WITH THE BANK                   SINCE
      ----           ---     ----------------------                   -----

Robert H. Dallas, II 49       Director                                1990
Peter P. DeTommaso   70       Director                                1991
John Fallone         42       Director                                1994
Walter Hazard        53       Director                                1990
Charles S. Loring    53       Director                                1990
John O'Brien         58       Director                                1994
Peter G. Schoberl    41       Director, Executive                     1996
                              Vice President and Senior
                              Lending Officer

Samuel Stothoff      63       Director                                1990
Allen Tucker         69       Director                                1995
Robert J. van        31       Director                                1995
Volkenburgh, Jr.,
M.D.

     Dr. van Volkenburgh, Jr. is the son of Robert J. Van
Volkenburgh, the Chairman of the Board of the Company.

     Set forth below is certain information regarding the Directors and Executive Officers of the Company, including their principal occupation for the past 5 years:

     Robert J. Van Volkenburgh is Chief Executive Officer for Total Packaging Corporation and Best Packaging & Design Corp. which develops, manufacturers and distributes high quality point of purchase displays.

     David D. Dallas is Chief Executive Officer of Dallas Group of America, a chemical manufacturing firm.

     James Hyman is President and Chief Operating Officer of the Company and President and Chief Executive Officer of the Bank.

     Set forth below is certain information regarding the Directors of the Bank who are not also Directors of the Company:

     Robert H. Dallas II is President of Dallas Group of America, a chemical manufacturing firm.

     Peter P. DeTommaso is President of Home Owners Heaven Inc., a hardware and lumber retail store.

     John Fallone is President of Fallone Organization, a real estate development company.

     Walter Hazard is founder and President of Atrion Corporation, a computer firm, and a Director of Atrion Communication Resources.

     Charles S. Loring is the owner of the firm of Charles S.
Loring, CPA.

     John O'Brien is the owner of O'Brien Funeral Home.

     Peter G. Schoberl has been the Executive Vice President and Senior Lending Officer of the Bank since 1995. Previously, he was a Senior Vice President and the Senior Lending Officer of American Union Bank from 1990 to 1995.

     Samuel Stothoff is President of Samuel Stothoff Company, a well drilling firm.

     Allen Tucker is President of Tucker Enterprises, a real estate development firm.

     Robert J. van Volkenburgh, Jr., M.D. is a physician. In addition, he is the Chief Financial Officer of both Total Packaging Corporation and Best Packaging & Design Corp. and the Chief Executive Officer of RJV Capital Management, LLC, a family asset management company.

PRINCIPAL OFFICERS

     Set forth below is the name of and certain biographical information regarding an additional principal officer of the Company who does not also serve as a Director. The term of office for each officer is one year.

     Thomas B. Maresca

     Mr. Maresca, age 38, has been Senior Vice President of the Bank since 1994 and has been employed by the Bank since its inception. He has been Chief Financial Officer of the Company since its inception.

                             EXECUTIVE COMPENSATION

     The following table sets forth all remuneration earned in the past three years for services performed for the Company by the Chief Executive Officer and all other executive officers whose compensation from the Company exceeded $100,000.

                           SUMMARY COMPENSATION TABLE
                         CASH AND CASH EQUIVALENT FORMS
                                 OF REMUNERATION

    Name and Principal                 Annual        Annual     Other Annual
         Position           Year       Salary        Bonus      Compensation(1)
         --------           ----       ------        -----      ---------------
Robert J. Van Volkenburgh,  1995      $ 60,000      $    0        $ 9,550
Chairman and Chief
Executive Officer           1994        32,000           0          7,650

                            1993         0               0          5,000

James Hyman, President      1995      $120,000      $27,900       $  0
and Chief Operating                                 (2)
Officer
                            1994       111,300        5,000          0

                            1993       109,788        6,000          0

----------
(1) Other annual compensation includes director fees, insurance premiums and the personal use of Bank automobiles.


(2) $20,000 of the 1995 annual bonus paid to James Hyman represents the value of 3,071 shares of Common Stock issued to Mr. Hyman under the Company's Stock Bonus Plan in February of 1995.

STOCK OPTION PLAN FOR EMPLOYEES

     The Company maintains a 1994 Stock Option Plan for Employees (the "Employee Plan"). Under the Employee Plan, 62,500 shares of Common Stock have been reserved for issuance, subject to adjustments as set forth therein. Officers and other key employees of the Company (including officers and employees who are directors), the Bank and any other subsidiaries which the Company may acquire or incorporate may participate in the Employee Plan. The Option Committee administers the Employee Plan. The Option Committee has the authority to determine the key employees who will receive options under the Employee Plan, the terms and conditions of options granted under the Employee Plan and the exercise price therefor. For the fiscal year ended December 31, 1995, no options were granted under the Employee Plan.

STOCK BONUS PLAN

     The Company maintains a Stock Bonus Plan (the "Stock Bonus Plan"). Under the Stock Bonus Plan, 21,929 shares of Common Stock have been reserved for issuance. Officers and other key employees of the Company (including officers and employees who are directors), the Bank and any other subsidiaries which the Company may acquire or incorporate may participate in the Stock Bonus
Plan. The Board of Directors of the Company (or a committee appointed by the Board) administers and supervises the Stock Bonus Plan. The Board has the authority to determine the key employees or directors who will receive awards under the Plan and the number of shares awarded to each recipient. In 1995, one grant of 3,071 shares was awarded under the Stock Bonus Plan to James Hyman.

CHANGE IN CONTROL AGREEMENT

         The Company has entered into a Change in Control Agreement with Peter Schoberl, an Executive Vice President and Senior Lending Officer of the Bank. The agreement has a four year term from January 1, 1995 through December 31, 1998. The agreement provides that upon the occurrence of a change in control (as defined in the agreement) of the Company and in the event Mr. Schoberl is terminated for reasons other than cause (as defined in the agreement), he will be entitled to severance pay in amounts equal to 100%, 75%, 50% and 25% of his base salary respectively in each of the first four years of the agreement. The agreement further provides that Mr. Schoberl will be entitled to receive benefits under the agreement in the event he resigns from his employment with the Company within 18 months of a change in control and within 30 days of the occurrence of any of the following events after such change in control: (i) he is reassigned to a position of lesser rank or status than his position at the time of the change in control; (ii) his place of employment is relocated by more than thirty miles from its location prior to the change in control or (iii) his compensation or other benefits are reduced.

COMPENSATION OF DIRECTORS

     Directors of the Company do not receive compensation for their service on the Company's Board.

     Directors of the Bank receive an annual retainer of up to $5,000, depending upon their years of service on the Board. Directors who have one year of service receive a $3,000 retainer, directors with two years of service receive a $4,000 retainer, and directors with three or more years of service receive the entire $5,000 retainer. Each Committee Chairman also receives a $1,000 Committee retainer. Directors also receive $300 for attendance at each Board of Directors meeting and $150 for attendance at each Committee meeting. In addition, during 1995 Mr. Van Volkenburgh received a retainer of $8,333.33 per month for his services as Chairman of the Board of the Bank and Mr. David Dallas received a retainer of $4,166.66 per month for his service as Vice Chairman of the Board of the Bank.

     The Company maintains a 1994 Stock Option Plan for Non-Employee Directors (the "Plan") which provides for options to purchase shares of Common Stock to be issued to non-employee directors of the Company, the Bank and any other subsidiaries which the Company may acquire or incorporate in the future. Individual directors to whom options are granted under the Plan are selected by the Option Committee of the Board of Directors. The Option Committee has the authority to determine the terms and conditions of options granted under the Plan and the exercise price therefor. For the fiscal year ended December 31, 1995, no options were granted under the Plan.

CERTAIN TRANSACTIONS WITH MANAGEMENT

     The Bank has made in the past and, assuming continued satisfaction of generally applicable credit standards, expects to continue to make loans to directors, executive officers and their associates (i.e., corporations or organizations for which they serve as officers or directors or in which they have beneficial ownership interests of ten percent or more). These loans have all been made in the ordinary course of the Bank's business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectibility or present other unfavorable features.

     The Company leases both its headquarters and its Scotch Plains office from partnerships consisting of Messrs. Van Volkenburgh, R. Dallas and D. Dallas. Under the leases for these facilities, the partnerships are to receive annual rental payments of $391,708. The Company believes that these rent payments reflect market rents and that the leases reflect terms which are comparable to those which could have been obtained in a lease with an unaffiliated third party.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

     The following table sets forth, as of August 31, 1996, certain information concerning the ownership of shares of Common Stock by (i) each person who is known by the Company to own beneficially more than five percent (5%) of the issued and outstanding Common Stock, (ii) each director of the Company and each director of the Bank, (iii) each named executive officer described in the section of this Prospectus captioned "Executive Compensation," and (iv) all directors and officers as a group.

                                   THE COMPANY

     Name and Position            Number of Shares           Percent
       With Company            Beneficially Owned (1)       of Class
       ------------            ----------------------       --------

David D. Dallas
Vice Chairman, Secretary             132,389 (2)              9.68%

James Hyman
President and Chief                   19,963 (3)              1.46%
Operating Officer

Robert J. Van Volkenburgh
Chairman of the Board and
Chief Executive Officer              256,028 (4)             18.67%

----------
(1) Beneficially owned shares include shares over which the named person exercises either sole or shared voting power or sole or shared investment power. It also includes shares owned (i) by a spouse, minor children or relatives sharing the same home, (ii) by entities owned or controlled by the named person, and (iii) by other persons if the named person has the right to acquire such shares within sixty (60) days by the exercise of any right or option. Unless otherwise noted, all shares are owned of record and beneficially by the named person.


(2) Includes 18,201 shares owned by the Dallas Group of America Employee's Profit Sharing Plan and Trust, 22,264 shares owned by the Dallas Group of America, Inc. and 18,201 shares held by Trenton Liberty Insurance Company, T/A Alexander Insurance Managers. These shares are also disclosed as beneficially owned by Robert Dallas. Also includes 15,881 shares held by Mr. Dallas' mother in her own name, 7,525 shares held by Mr. Dallas' minor children in their own names, and 6,250 shares issuable upon the exercise of immediately exercisable options.

(3) Includes 4,915 shares held by Mr. Hyman's spouse, of which Mr. Hyman disclaims beneficial ownership, 5,435 shares held in a brokerage account for Mr. Hyman's benefit, 328 shares held jointly with Mr. Hyman's spouse and 3,750 shares issuable upon the exercise of immediately exercisable options.

(4) Includes 71,114 shares held by Mr. Van Volkenburgh's spouse in her own name, 26,438 shares held by Mr. Van Volkenburgh's son in his own name, 2,381 shares owned jointly by Mr. Van Volkenburgh and his spouse, 14,014 shares held by Total Packaging Corporation, a corporation owned by Mr. Van Volkenburgh, and 18,750 shares held in a brokerage account for the benefit of Mr. Van Volkenburgh. Also includes 9,375 shares issuable upon the exercise of immediately exercisable stock options. Mr. Van Volkenburgh disclaims beneficial ownership of the shares held by his spouse in her own name and by his son in his name. Also includes 3,125 shares held by RJV Capital Management LLC, a limited liability company owned by Mr. Van Volkenburgh.

                                    THE BANK


                                        Number of Shares              Percent
Name                                 Beneficially Owned (1)           of Class
----                                 ----------------------           --------

Robert H. Dallas, II                    105,901(2)(7)                   7.76%
Peter P. DeTommaso                      115,961(3)(7)                   8.50%
John Fallone                             36,090(7)(9)                   2.65%
Walter Hazard                            46,109(4)(7)                   3.38%
Charles S. Loring                        72,963(5)(7)                   5.35%
John O'Brien                             44,164(7)                      3.24%
Samuel Stothoff                          50,706(6)(7)                   3.72%
Peter G. Schoberl                         2,288(8)                      0.17%
Allen Tucker                             23,043(7)                      1.69%
Robert J. van                            30,500(7)                      2.24%
Volkenburgh, Jr., M.D.


----------
(1) Beneficially owned shares include shares over which the named person exercised either sole or shared voting power or sole or shared investment power. It also includes shares owned (i) by a spouse, minor children or relatives sharing the same home, (ii) by entities owned or controlled by the named person, and (iii) by other persons if the named person has the right to acquire such shares within sixty (60) days by the exercise of any right or option. Unless otherwise noted, all shares are owned of record and beneficially by the named person.


(2) Includes 18,201 shares held by the Dallas Group of America Employee's Profit Sharing Plan and Trust, 18,201 shares held by the Trenton Liberty Insurance Company, T/A Alexander Insurance Managers, and 22,264 shares held by the Dallas Group of America, Inc. which 58,666 shares are also disclosed as beneficially owned by David D. Dallas, and 3,763 shares owned by Mr. Dallas' minor child in his own name.

(3) Includes 89,251 shares owned jointly with Mr. DeTommaso's spouse, 13,138 shares owned by the Home Owners Heaven Profit Sharing Plan, and 10,416 shares owned jointly by Mr. DeTommaso and his brother.

(4) Includes 13,245 shares held by the Atrion Corporation Pension Fund, 8,038 shares held by profit sharing funds controlled by Mr. Hazard, 5,208 shares held by Atrion Corporation and 2,604 shares held by Mr. Hazard's spouse.

(5) Includes 6,285 shares held by Mr. Loring's spouse in her own name, 13,715 shares owned jointly with his spouse, and 7,651 shares held by an Estate for which Mr. Loring is the Executor. Mr. Loring disclaims beneficial ownership of the shares held by his spouse.

(6) Includes 34,000 shares held jointly by Mr. Stothoff and his spouse and 6,988 shares held by Mr. Stothoff's spouse in her own name. Mr. Stothoff disclaims beneficial ownership of the shares held by his spouse.

(7) Includes, 2,500 shares issuable upon the exercise of immediately exercisable options.

(8) Includes 1,875 shares issuable upon the exercise of immediately exercisable options.

(9)  Includes 5,208 shares held jointly by Mr. Fallone and his spouse.


                     DESCRIPTION OF THE COMPANY'S SECURITIES

UNITS

     Each Unit consists of one share of Common Stock and one Warrant. Each Warrant entitles the holder thereof to purchase one additional share of Common Stock at a purchase price of $15.75. The Common Stock and the Warrants will be transferable separately upon the closing of the Offering.

COMMON STOCK

     General. As a corporation incorporated under the laws of Delaware, the rights of holders of the Company's stock are governed by the Delaware General Corporation Law and the Company's Certificate of Incorporation. The Company's Certificate of Incorporation provides for an authorized capitalization of 3,000,000 shares of capital stock, consisting of 2,500,000 shares of Common Stock, and 500,000 shares of preferred stock. As of June 30, 1996, the Company had 1,361,740 shares of Common Stock outstanding, and no shares of preferred stock outstanding.


     Dividend Rights. The holders of the Company's Common Stock will be entitled to dividends, when, as, and if declared by the Company's Board of Directors, subject to the restrictions imposed by Delaware law. The only statutory limitation applicable to the Company is that dividends must be paid out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared or out of the preceding year's net profit. However, as a practical matter, unless the Company expands its activities, its only source of income will be the Bank. Therefore, the dividend restrictions applicable to the Bank described under the heading "SUPERVISION AND REGULATION" will continue to impact the Company's ability to pay dividends.

     Voting Rights. Each share of the Company's common stock is entitled to one vote per share. Cumulative voting is not permitted. Under Delaware Law, a merger or consolidation may be approved by a majority of the votes cast at a meeting at which a quorum is present. Also, Delaware law permits the Board of Directors to authorize certain mergers, amend the certificate of incorporation in certain respects and take similar actions without a shareholder vote.

     Delaware law also permits a corporation to adopt provisions in its certificate of incorporation requiring greater than a majority vote to approve specified actions. The Company has not adopted such provisions. Delaware law also permits a corporation in its certificate of incorporation to classify its directors so that different classes are elected at different annual meetings, and the Company's Certificate of Incorporation does so provide for a classified Board. See "Directors" below.

     Preemptive Rights. Under Delaware law, shareholders may have preemptive rights if these rights are provided in the certificate of incorporation. The Certificate of Incorporation of the Company does not provide for preemptive rights.

     Appraisal Rights. Under Delaware law, dissenting shareholders of the Company have appraisal rights (subject to the broad exception set forth in the next sentence) upon certain mergers or consolidations. Appraisal rights are not available in any such transaction if shares of the corporation are listed for trading on a national securities exchange or designated as a national market system security on the NASDAQ system or held of record by more than 2,000 holders.

     Directors. Under Delaware law and the Company's Certificate of Incorporation, the Company is to have a minimum of 3 directors and a maximum of 25, with the number of directors at any given time to be fixed by the Board of Directors. In addition, the Company's Certificate of Incorporation provides that the Board of Directors is to be divided into three classes, consisting of as nearly an equal number of directors as possible, with the term of office of one class expiring each year. The Company has three members of its Board of Directors. See "MANAGEMENT."

WARRANTS

     Each Warrant entitles the holder thereof to purchase one share of Common Stock at a purchase price of $15.75 for a period of two years after the issuance of the Warrants. Upon the closing of the Offering, the Warrants will be freely tradeable without the Common Stock. Any Warrant not exercised on or before the expiration date shall expire and will not thereafter be exercisable. Warrant holders do not have the rights and privileges of holders of Common Stock.

     The Company will deliver to purchasers certificates representing one Warrant for each Unit purchased hereunder (the "Warrant Certificates"). Each Warrant Certificate will indicate the total number of shares for which the Warrant is exercisable. Thereafter, Warrant Certificates may be exchanged for new certificates of different denominations, and may be exercised or transferred by presenting them at the office of FCTC Transfer Services, L.P. (the "Warrant Agent"). If a market for the Warrants develops, holder may sell their warrants instead of exercising them.

     Each Warrant may be exercised by surrendering the Warrant Certificate, with the form of election to purchase on the reverse side properly completed and executed, together with payment of the exercise price to the Warrant Agent. The Warrants may be exercised in whole or in part, but no fractional shares of Common Stock will be issued upon exercise of the Warrant. If less than all of the Warrants evidenced by the Warrant certificate are exercised, a new Warrant Certificate will be issued for the remaining number of Warrants. The number of shares purchasable upon exercise and the exercise price of each Warrant will be proportionately adjusted upon the occurrence of certain events, including stock dividends, stock splits, reclassification and reorganizations. The Warrants will be issued and governed by a Warrant Agreement between the Company and the Warrant Agent. The Warrant Certificate provides that the company and the Warrant Agent may, without the consent of the Warrant holders, make changes in the Warrant Agreement which are required by reason of any ambiguity, manifest error or other mistake in the Warrant Agreement or Warrant Certificate, or that do not adversely affect or change the interest of the holders of the Warrants.

TRANSFER AGENT AND WARRANT AGENT

     The Company's transfer agent for the Common Stock and Warrant Agent for the Warrants is FCTC Transfer Services, L.P. with offices at 111 Wood Avenue South, Suite 206, Iselin, New Jersey 08830.

                            ANTI-TAKEOVER PROVISIONS

     Under the Federal Change in Bank Control Act (the "Control Act"), a 60 day prior written notice must be submitted to the FRB if any person, or any group acting in concert, seeks to acquire 10% or more of any class of outstanding voting securities of the Company, unless the FRB determines that the acquisition will not result in a change of control of the Company. Under the Control Act, the FRB has 60 days within which to act on such notice taking into consideration certain factors, including the financial and managerial resources of the acquiror, the convenience and needs of the community served by the bank holding company and its subsidiary banks and the antitrust effects of the acquisition. Under the BHCA, a company is generally required to obtain prior approval of the FRB before it may obtain control of a bank holding company. Control is generally described to mean the beneficial ownership of 25% or more of all outstanding voting securities of a company.

     Pursuant to the Company's Certificate of Incorporation, the Board of Directors of the Company is divided into three classes, each of which shall contain approximately one-third of the whole number of the members of the Board. Each class shall serve a staggered term, with approximately one-third of the total number of directors being elected each year. The Company's Certificate of Incorporation and Bylaws provide that the size of the Board shall be determined by a majority of the directors. The Certificate of Incorporation and the Bylaws provide that any vacancy occurring in the Board, including a vacancy created by an increase in the number of directors or resulting from death, resignation, retirement, disqualification, removal from office or other cause, shall be filled for the remainder of the unexpired term exclusively by a majority vote of the directors then in office. The classified Board is intended to provide for continuity of the Board of Directors and to make it more difficult and time consuming for a stockholder group to use its voting power to gain control of the Board of Directors without the consent of the incumbent Board of Directors of the Company.

     Certain provisions of Delaware law are designed to provide Delaware corporations with additional protection against hostile takeovers. The takeover statute, which is codified in Section 203 of the Delaware General Corporate Law ("Section 203"), is intended to discourage certain takeover practices by impeding the ability of a hostile acquiror to engage in certain transactions with the target company.

     In general, Section 203 provides that a "Person" (as defined therein) who owns 15% or more of the outstanding voting stock of a Delaware corporation (an "Interested Stockholder") may not consummate a merger or other business combination transaction with such corporation at any time during the three-year period following the date such "Person" became an Interested Stockholder. The term "business combination" is defined broadly to cover a wide range of corporate transactions including mergers, sales of assets, issuances of stock, transactions with subsidiaries and the receipt of disproportionate financial benefits.

     The statute exempts the following transactions from the requirements of
Section 203: (i) any business combination if, prior to the date a person became an Interested Stockholder, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder; (ii) any business combination involving a person who acquired at least 85% of the outstanding voting stock in the transaction in which he became an Interested Stockholder, with the number of shares outstanding for this purpose calculated without regard to those shares owned by the corporation's directors who are also officers and by certain employee stock plans; (iii) any business combination with an Interested Stockholder that is approved by the Board of Directors and by a two-thirds vote of the outstanding voting stock not owned by the Interested Stockholder; and (iv) certain business combinations that are proposed after the corporation had received other acquisition proposals and which are approved or not opposed by a majority of certain continuing members of the Board of Directors. A corporation may exempt itself from the requirements of the statute by adopting an amendment to its Certificate of Incorporation or Bylaws electing not to be governed by Section
203. At the present time, the Board of Directors does not intend to propose any such amendment.

                      THE OFFERING -- PLAN OF DISTRIBUTION


     The Company is hereby offering 365,000 Units, each Unit consisting of one share of Common Stock and one Warrant to purchase one share of Common Stock at an exercise price of $15.75. The Company will solicit subscriptions to purchase the Units and will sell the Units subscribed for hereby to the general public.

     The Company has reserved an option to sell up to an additional 36,500 Units to fill over-subscriptions for the Units.

     The Company has not engaged any underwriters in connection with the Offering. Offers and sales of the Units will be effected through Robert J. Van Volkenburgh and James Hyman, officers of the Company, who will distribute offering materials, respond to inquiries from potential investors, maintain records of subscriptions and attend information meetings, if any.

     Prior to this Offering, there has been a limited public trading market for the Common Stock of the Company and no public trading marked for the Warrants. As a result, the Price to Public set forth on the cover page of the Prospectus and the terms of the Warrants have been determined by the Company based upon a number of factors. These factors included the most recent bid price of the Company's common stock, the future prospects of the Company, the banking industry in general, the Company's recent financial performance and its position in the industry, and other factors deemed to be relevant by the Company.

METHOD OF SUBSCRIPTION

     A prospective investor wishing to subscribe for Units in the Offering must do the following:

     (a) execute a Subscription Agreement; and

     (b) deliver a check, bank check, or money order made payable, in United States currency to "UNITY BANCORP, INC."

     The Subscription Agreement, together with the full amount of the aggregate subscription price must be mailed, in the return envelope provided herewith, to: Unity Bancorp, Inc., Attention: James Hyman, 62 Old Highway 22, Clinton, NJ 08809. In order for the Subscription Agreement to be valid, it must be received by the Company on or before 5:00 p.m. on December 13, 1996, unless the Offering is extended.

     EXPIRATION OF THE OFFERING WILL BE AT 5:00 P.M. ON DECEMBER 13, UNLESS THE COMPANY EXTENDS THE OFFERING. FOR A PERIOD OF TIME NOT TO EXCEED 30 DAYS AFTER THE OFFERING TERMINATION DATE.

     THE COMPANY RESERVES THE RIGHT TO REJECT, IN WHOLE OR IN PART, IN ITS SOLE DISCRETION, ANY SUBSCRIPTION FOR ANY REASON.

     THE FULL SUBSCRIPTION PRICE FOR THE UNITS MUST BE INCLUDED WITH THE SUBSCRIPTION AGREEMENT. THE PURCHASE PRICE MUST BE PAID IN UNITED STATES CURRENCY BY CHECK, BANK CHECK OR MONEY ORDER PAYABLE TO "UNITY BANCORP, INC." FAILURE TO INCLUDE THE FULL SUBSCRIPTION PRICE WITH THE SUBSCRIPTION AGREEMENT MAY CAUSE THE COMPANY TO REJECT THE SUBSCRIPTION IN WHOLE OR IN PART.

                                  LEGAL MATTERS

     The validity of the Units hereby will be passed upon for the Company by McCarter & English, Newark, New Jersey.

                                     EXPERTS

     The consolidated statements of condition as of December 31, 1995 and 1994, and the consolidated statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 1995, 1994 and 1993 included in this Prospectus, have been included herein in reliance on the report of Arthur Andersen LLP, independent public accountants, given on the authority of that firm as experts in giving said reports.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY                  Page
                                                                            ----
Consolidated Statements of Condition as of
     June 30, 1996 and 1995................................................  F-2
Consolidated Statements of Operations for the six months
     ended June 30, 1996 and 1995..........................................  F-3
Consolidated Statements of Cash Flows for the six
     months ended June 30, 1996 and 1995...................................  F-4

Notes to Consolidated Financial Statements ................................  F-5

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY
Report of Independent Public Accountants...................................  F-8
Consolidated Statements of Condition as of December 31, 1995
     and 1994..............................................................  F-9
Consolidated Statements of Income for the years ended
     December 31, 1995, 1994, and 1993..................................... F-10
Consolidated Statements of Changes in Shareholders' Equity
     for the years ended December 31, 1995, 1994, and 1993................. F-11
Consolidated Statements of Cash Flows for the years ended
     December 31, 1995, 1994 and 1993...................................... F-12
Notes to Consolidated Financial Statements................................. F-13

Consolidated Statements of Condition

June 30 (Unaudited)                                                                      1996            1995
                                                                                -------------   -------------
Assets
Cash and due from banks ......................................................  $  14,610,497   $  12,332,826
Federal funds sold ...........................................................      1,925,000       4,325,000
                                                                                -------------   -------------
          Total cash and cash equivalents ....................................     16,535,497      16,657,826

Securities
      Available for sale (at market value) ...................................     13,854,797       7,348,748
      Held to maturity (aggregate market value of $19,515,086 and $23,707,134)     20,353,571      24,563,239
                                                                                -------------   -------------
                                                                                   34,208,368      31,911,987

Loans (including loans held for sale of $2,863,482 and $1,963,334) ...........     84,064,412      46,032,706
      Less:  Unearned income .................................................         15,168          28,432
                 Allowance for possible loan losses ..........................        774,417         478,792
                                                                                -------------   -------------
                 Net loans ...................................................     83,274,827      45,525,482

Premises and equipment, net ..................................................      2,408,277         944,623
Accrued interest receivable ..................................................      1,023,616         746,197
Organizational costs, net ....................................................              0          17,254
Other assets .................................................................        997,312         777,693
                                                                                -------------   -------------
          Total assets .......................................................  $ 138,447,897   $  96,581,062
                                                                                =============   =============

Liabilities and Shareholders' Equity
Deposits
      Demand
          Noninterest Bearing ................................................  $  23,283,463   $  11,414,297
          Interest bearing ...................................................     20,097,553      14,815,530
      Savings ................................................................     23,158,589      20,063,968
      Time (includes deposits $100,000 and over of $8,546,364 and $3,741,341)      59,083,645      40,271,281
                                                                                -------------   -------------
          Total deposits .....................................................    125,623,250      86,565,076
Subordinated debt ............................................................      2,010,000       1,510,000
Accrued interest payable .....................................................        422,262         266,637
Accrued expenses and other liabilities .......................................        136,138         364,905
                                                                                -------------   -------------
          Total liabilities ..................................................    128,191,650      88,706,618

Commitments and contingencies
Shareholders' Equity

      Common stock, no par value, 2,500,000 shares authorized;
          1,361,740 and 1,204,560 issued and outstanding .....................      9,462,444       7,371,889

      Retained earnings ......................................................        880,123         658,342
      Net unrealized loss on available for sale securities ...................        (86,320)       (155,787)
                                                                                -------------   -------------
          Total Shareholders' Equity .........................................     10,256,247       7,874,444
                                                                                -------------   -------------
          Total liabilities and Shareholders' Equity .........................  $ 138,447,897   $  96,581,062
                                                                                =============   =============

           The accompanying notes to consolidated financial statements are an integral part of these financial statements.

Consolidated Statements of Operations

For the Six Months Ended June 30 (Unaudited)                        1996        1995
                                                              ----------  ----------
Interest Income
  Interest on loans ........................................  $3,486,678  $2,088,853
  Interest on Securities ...................................   1,288,877   1,277,794
  Interest on Federal Funds Sold ...........................     173,844      93,991
                                                              ----------  ----------
  Total interest income ....................................   4,949,399   3,460,638

Interest expense ...........................................   2,076,929   1,294,895
Interest on long term debt .................................      59,211      55,164
                                                              ----------  ----------
Total interest expense .....................................   2,136,140   1,350,059
                                                              ----------  ----------
Net interest income ........................................   2,813,259   2,110,579
Provision for possible loan losses .........................     257,288     145,405
                                                              ----------  ----------
Net interest income after provision for possible loan losses   2,555,971   1,965,174
                                                              ----------  ----------

Other income
  Service charges on deposit accounts.......................     223,721     136,152
  Gain on sale of loans ....................................     617,611     370,125
  Gain on sale of securities ...............................      31,850           0
  Other income .............................................     177,022     488,589
                                                              ----------  ----------
  Total other income .......................................   1,050,204     624,741
                                                              ----------  ----------

Other expenses
  Salaries and employee benefits ...........................   1,294,497     873,788
  Occupancy expense ........................................     328,168      94,338
  Other operating expenses .................................   1,168,597     808,230
                                                              ----------  ----------
  Total other expenses .....................................   2,791,262   1,776,356
                                                              ----------  ----------
Income before taxes ........................................     814,913     813,559
Provision for income taxes .................................     312,295     312,631
                                                              ----------  ----------
Net income .................................................  $  502,618  $  500,928
                                                              ==========  ==========

Net income per share .......................................       $0.38       $0.42
                                                              ==========  ==========

Weighted average shares outstanding ........................   1,322,853   1,202,975
                                                              ==========  ==========

           The accompanying notes to consolidated financial statements are an integral part of these financial statements.

Consolidated Statements of Cash Flows

For the six months ended June 30 (Unaudited)                                      1996           1995
                                                                          ------------   ------------
Operating activities:
      Net income .......................................................  $    502,618   $    500,928
      Adjustments to reconcile net income to net
        cash provided by (used in) operating activities
          Provision for possible loan losses ...........................       257,288        145,405
          Depreciation and amortization ................................       129,073         92,904
          Gain on sale of premises and equipment .......................             0         (1,033)
          Gain on sale of securities ...................................       (31,850)             0
          Gain on sale of loans ........................................      (617,611)      (370,125)
          Amortization of securities premiums, net .....................        32,128         21,229
          Increase in accrued interest receivable ......................      (165,556)       (93,533)
          Increase in other assets .....................................      (493,091)      (213,043)
          Increase in accrued interest payable .........................        30,737        133,018
          Decrease in accrued expenses and other liabilities ...........      (212,168)      (181,527)
                                                                          ------------   ------------
               Net cash (used in) provided by operating activities .....  $   (568,433)  $     34,223
                                                                          ------------   ------------

Investing activities:
      Proceeds from sales of securities available for sale .............     1,234,436         20,778
      Purchases of securities held to maturity .........................    (1,006,172)    (5,572,306)
      Purchases of securities available for sale .......................    (3,999,921)             0
      Maturities and principal payments on securities held to maturity .       508,674      4,243,031
      Maturities and principal payments on securities available for sale     5,014,918         69,305
      Proceeds from sale of loans ......................................     6,814,863      4,761,908
      Net increase in loans ............................................   (31,232,533)   (14,048,391)
      Capital Expenditures .............................................    (1,443,305)      (207,521)
      Proceeds from sale of premises and equipment .....................             0          9,500
                                                                          ------------   ------------
          Net cash used in investing activities ........................  $(24,109,040)  $(10,723,696)
                                                                          ------------   ------------

Financing activities:
      Increase in deposits .............................................    14,625,626     15,870,029
      Proceeds from issuance of subordinated debt ......................     2,010,000      1,510,000
      Proceeds from issuance of common stock, net ......................             0         20,000
      Other ............................................................         7,917              0
      Cash Dividends ...................................................      (120,430)      (137,418)
          Net cash provided by financing activities ....................    16,523,113     17,262,611
(Decrease) increase in cash and cash equivalents .......................    (8,154,361)     6,573,137
Cash and cash equivalents at beginning of period .......................    24,689,858     10,084,689
                                                                          ------------   ------------
Cash and cash equivalents at end of period .............................  $ 16,535,497   $ 16,657,826
                                                                          ============   ============

Supplemental disclosures:
      Interest paid ....................................................  $  2,105,403   $  1,217,041
      Income taxes paid ................................................       878,500        420,000
      Subordinated debt exchanged for common stock .....................     1,510,000              0
                                                                          ============   ============

           The accompanying notes to consolidated financial statements are an integral part of these financial statements.

Notes to Consolidated Financial Statements

1.   Organization:

1. The accompanying consolidated financial statements of Unity Bancorp Inc. (the "Company") and its subsidiary, First Community Bank (the "Bank"), reflect all adjustments and disclosures which are, in the opinion of management necessary for a fair presentation of interim results. The financial information has been prepared in accordance with the Company's customary accounting practice and has not been audited.

     Certain information and footnote disclosures required under generally accepted accounting principles have been condensed or omitted pursuant to the SEC rules and regulations. These interim financial statements should be read in conjunction with the Company's consolidated financial statements and notes thereto for the year ended December 31, 1995, included in this Registration Statement.

     The results of operations for the periods presented are not necessarily indicative of the results to be expected for the year.

2.   Securities:

     Information with regard to the Company's securities portfolio at June 30, 1996 is as follows:

     June 1996                                                        Gross          Gross         Estimated
                                                      Amortized     Unrealized     Unrealized        Market
                                                         Cost         Gains          Losses           Value
                                                    ------------   ------------   ------------    ------------

     Held to maturity:
     Obligations of U.S. Government agencies        $  7,430,382   $     27,478   ($    51,141)   $  7,406,719
     U.S. Government sponsored agencies                3,988,634              0       (609,259)      3,379,375
     Mortgage-backed securities                        8,934,555         23,145       (228,708)      8,728,992
                                                    ------------   ------------   ------------    ------------
          Total held to maturity                    $ 20,353,571   $     50,623   ($   889,108)   $ 19,515,086
                                                    ============   ============   ============    ============

     Available for sale:
     U.S. Treasury securities                       $  1,954,318   $      3,538   ($        28)   $  1,957,828
     U.S. Government sponsored agencies                8,682,411         21,663        (80,179)      8,623,895
     Obligations of states and political                 757,000              0         (1,263)        755,737
       subdivisions
     Mortgage-backed securities                          117,916            860              0         118,776
     Corporate debt securities                         2,038,226             66         (2,731)      2,035,561
     FHLB stock                                          363,000              0              0         363,000
                                                    ------------   ------------   ------------    ------------
          Total available for sale                  $ 13,912,871   $     26,127   ($    84,201)   $ 13,854,797
                                                    ============   ============   ============    ============


     The amortized cost and estimated market value of securities at June 30, 1996, by contractual maturity, are shown below:


                                                                      Estimated
                                                  Amortized            Market
                                                     Cost               Value
                                                  -----------        -----------
     Held to maturity:
     Due after 1 year-5 years                     $ 1,238,634        $ 1,235,626
     Due after 5 years-10 years                     1,500,000          1,312,500
     Due after 10 years                             8,680,382          8,237,969
     Mortgage-backed securities                     8,934,555          8,728,992
                                                  -----------        -----------
                                                  $20,353,571        $19,515,087
                                                  ===========        ===========
     Available for sale:
     Due under 1 year                             $ 7,913,505        $ 7,937,415
     Due after 1 year-5 years                       5,518,450          5,436,400
     FHLB Stock                                       363,000            363,000
     Mortgage-backed securities                       117,916            117,982
                                                  -----------        -----------
                                                  $13,912,871        $13,854,797
                                                  ===========        ===========


     Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

     Proceeds from sales of securities were $1,234,436 as of June 30, 1996, gross gains on the sales of securities were $31,850.

     Securities with carrying values aggregating $400,000 were pledged to secure public deposits at June 30, 1996.

3.   Loans:


     Loans outstanding by classification as of June 30, 1996 are as follows:

                                                    June 30,
                                                      1996
                                                   -----------
     Loans secured by real estate
        Residential properties                     $23,053,437
        Nonresidential properties                   34,116,050
        Construction loans                           8,066,116
      Commercial and industrial loans               12,681,968
      Lease financing receivables                       57,201
      Loans to individuals                           6,089,640
                                                   -----------
                                                   $84,064,412
                                                   ===========

     As of June 30, 1996, loans accounted for on a nonaccrual basis amounted to approximately $166,000. The interest income that would have been recorded had these loans performed under the original contract terms was $9,500 for the six months ended June 30, 1996. At June 30, 1996, $151,000 in loans were past due greater than 90 days but still accruing interest.

     As of June 30,1996, the Bank's recorded investment in impaired loans, defined as nonaccrual loans was $166,000 and the related valuation allowance was $33,200. This valuation allowance is included in the allowance for possible loan losses in the accompanying statement of condition.

     As of June 30, 1996, approximately 78% of the Company's loans were secured by real estate. As such, a substantial portion of the Company's borrowers' ability to repay their loans is dependent on the economic environment of the real estate industry in the Company's market area.

     In the ordinary course of business, the Company may extend credit to officers, directors or their associates. These loans are subject to the Company's normal lending policy. An analysis of such loans, all of which are current as to principal and interest payments, is as follows:

     Balance at December 31, 1995       $ 3,953,574
     New Loans                              671,770
     Repayments                            (256,107)
                                        -----------
     Balance at June 30, 1996           $ 4,369,237
                                        ===========

4.   Allowance for Possible Loan Losses:

     The allowance for possible loan losses is based on estimates and ultimate losses may vary from current estimates. These estimates are reviewed periodically and, as adjustments become known, they are reflected in operations in the periods in which they become known.

     An analysis of the change in the allowance for possible loan losses for the six months ended June 30, 1996 is as follows:

                                                   June 30,
                                                    1996
                                                  ---------
     Balance at beginning of year                 $ 561,931
     Provision charged to expense                   257,288
     Loans charged-off                              (44,802)
     Recoveries on loans previously charged off           0
                                                  ---------
     Balance at end of period                     $ 774,417
                                                  =========

5.   Subordinated Debt:

                                                   June 30,
                                                     1996
                                                  ----------
     8.25% Subordinated Debt due April 1, 1999    $2,010,000
                                                  ----------
     Total                                        $2,010,000
                                                  ==========


     The Company issued subordinated debentures totaling $2,010,000 on April 1, 1996. The debentures bear interest at 8.25%, payable quarterly and mature on April 1, 1999. The debentures are callable at the option of the Company and, on September 13, 1996, the debentures were called for redemption at par plus accrued interest. As a result of this call, 201,000 shares of common stock were issued.


6.   Premises and Equipment


     The detail of premises and equipment as of June 30, 1996 is as follows:

                                                June 30,
                                                  1996
                                               -----------
     Land and building                         $   631,966
     Furniture, fixtures and equipment           1,216,064
     Leasehold improvements                      1,063,544
                                               -----------
                                                 2,911,575

     Less-Accumulated depreciation and
       amortization                               (503,298)
                                               -----------
                                               $ 2,408,277
                                               ===========

     Additions to premises and equipment for the six months ended June 30, 1996 totaled $1,443,000 which was primarily attributable to the relocation of the Bank's main office and the consolidation of the Company's administrative headquarters to a 18,000 square feet leased facility located in Clinton, NJ.

                                            Unity Bancorp. Inc. and Subsidiary



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


ARTHUR ANDERSEN LLP

To the Shareholders and Board of Directors of Unity Bancorp, Inc.:



We have audited the accompanying consolidated statements of condition of Unity Bancorp, Inc. and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Unity Bancorp, Inc. and subsidiary as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 1993 the Company changed its method of accounting for income taxes and effective January 1, 1994 changed its method of accounting for securities.



/s/ ARTHUR ANDERSEN LLP


Roseland, New Jersey


September 26, 1996

Unity Bancorp, Inc. and Subsidiary


Consolidated Statements of Condition

December 31                                                                                      1995           1994
                                                                                         ------------   ------------
Assets

Cash and due from banks ..............................................................   $ 17,064,858   $  7,684,689
Federal funds sold ...................................................................      7,625,000      2,400,000
                                                                                         ------------   ------------
      Total cash and cash equivalents (Note 2 and 12) ................................     24,689,858     10,084,689
Securities (Notes 2, 3 and 12)
  Available for sale (at market value) ...............................................     16,304,282      7,199,291
  Held to maturity (aggregate market value of $19,264,315 and $21,341,158
    in 1995 and 1994, respectively) ..................................................     19,856,743     23,276,844
                                                                                         ------------   ------------
      Total securities ...............................................................     36,161,025     30,476,135

Loans (including loans held for sale of $3,515,561 and $890,349
  in 1995 and 1994, respectively) (Notes 2, 4, 5 and 12) .............................     59,108,042     36,420,687
    Less: Unearned income ............................................................         49,278         26,217
    Less: Allowance for possible loan losses .........................................        561,931        380,191
                                                                                         ------------   ------------
      Net loans ......................................................................     58,496,833     36,014,279

Premises and equipment, net (Notes 2 and 6) ..........................................      1,094,043        814,223
Accrued interest receivable ..........................................................        858,060        652,664
Other assets .........................................................................        504,221        606,154
                                                                                         ------------   ------------
      Total Assets ...................................................................   $121,804,040   $ 78,648,144
                                                                                         ============   ============

Liabilities and Shareholders' Equity

Deposits (Note 12)
  Demand
    Noninterest bearing ..............................................................   $ 18,662,191   $  9,155,302
    Interest bearing .................................................................     19,345,467     11,728,480
  Savings ............................................................................     22,202,038     21,688,665
  Time (includes deposits $100,000 and over of $6,706,000 and $2,517,000
    in 1995 and 1994, respectively) ..................................................     50,787,928     28,122,600
                                                                                         ------------   ------------
      Total deposits .................................................................    110,997,624     70,695,047

Subordinated debt (Notes 7 and 12) ...................................................      1,510,000           --
Accrued interest payable .............................................................        391,525        133,619
Accrued expenses and other liabilities ...............................................        428,482        459,286
                                                                                         ------------   ------------
      Total Liabilities ..............................................................    113,327,631     71,287,952
                                                                                         ------------   ------------
Commitments and contingencies (Note 10)
Shareholders' equity (Notes 1, 8 and 11)

  Common stock, no par value, 2,500,000 shares authorized; 1,204,560 and
    1,201,335 shares issued and outstanding in 1995 and 1994, respectively ...........      7,371,889      7,351,889

  Retained earnings ..................................................................      1,070,573        294,832
  Unrealized holding gain (loss) on securities available for sale, net of income taxes         33,947       (286,529)
                                                                                         ------------   ------------
      Total Shareholders' Equity .....................................................      8,476,409      7,360,192
                                                                                         ------------   ------------
      Total Liabilities and Shareholders' Equity .....................................   $121,804,040   $ 78,648,144
                                                                                         ============   ============


The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                                            Unity Bancorp, Inc. and Subsidiary


Consolidated Statements of Income

For the years ended December 31                           1995           1994          1993
                                                   -----------    -----------   -----------
Interest Income
  Interest on loans (Note 2) ...................   $ 4,781,664    $ 2,962,336   $ 1,749,899
  Interest on securities .......................     2,696,182      1,881,830     1,704,136
  Interest on Federal funds sold ...............       291,638         93,402        34,049
                                                   -----------    -----------   -----------
Total interest income ..........................     7,769,484      4,937,568     3,488,084

Interest expense ...............................     3,333,866      1,829,989     1,609,501
                                                   -----------    -----------   -----------
Net interest income ............................     4,435,618      3,107,579     1,878,583

Provision for possible loan losses (Note 2) ....       228,560        160,563       183,288
                                                   -----------    -----------   -----------
Net interest income after provision for
  possible loan losses .........................     4,207,058      2,947,016     1,695,295
                                                   -----------    -----------   -----------

Other income
  Service charges on deposits ..................       294,899        240,329       167,420
  Net gain (loss) on sale of securities (Note 3)       (18,999)          --         260,557
  Gain on sale of loans (Note 2) ...............       871,185        247,236       301,173
  Other income .................................       238,093        140,851        67,658
                                                   -----------    -----------   -----------
  Total other income ...........................     1,385,178        628,416       796,808
                                                   -----------    -----------   -----------

Other Expenses
  Salaries and employee benefits ...............     1,974,038      1,193,369       936,334
  Occupancy expense ............................       237,502        141,995       119,202
  Other operating expenses .....................     1,766,730      1,265,111       922,496
                                                   -----------    -----------   -----------
  Total other expenses .........................     3,978,270      2,600,475     1,978,032
                                                   -----------    -----------   -----------
  Income before provision for income taxes .....     1,613,966        974,957       514,071
Provision for income taxes (Notes 2 and 9  .....       609,031        219,007         7,500
                                                   -----------    -----------   -----------
Net Income .....................................   $ 1,004,935    $   755,950   $   506,571
                                                   ===========    ===========   ===========

Net income per share (Note 2) ..................   $       .83    $       .67   $       .62
                                                   ===========    ===========   ===========

Weighted average shares outstanding (Note 2) ...     1,203,774      1,126,193       812,948
                                                   ===========    ===========   ===========


The accompanying notes to consolidated financial statements are an integral part of these statements.

Unity Bancorp, Inc. and Subsidiary


Consolidated Statements of Changes in Shareholders' Equity

For the years ended December 31                                                           Unrealized
                                                                                             Holding
                                                                                          Gain (Loss)
                                                           Additional      Retained    on Securities          Total
                                                 Common       Paid-in      Earnings        Available  Shareholders'
                                                  Stock       Capital      (Deficit)        for Sale        Equity
                                            -----------   -----------    -----------   -------------  ------------
Balance, December 31, 1992 ..............   $ 2,342,000   $ 2,307,000    $  (967,689)   $      --      $ 3,681,311
  Stock dividend - 10% ..................       234,200      (234,200)          --             --             --
  Issuance of common stock,
    net of offering costs ...............       556,115       288,669           --             --          844,784
  Net income - 1993 .....................          --            --          506,571           --          506,571
                                            -----------   -----------    -----------    -----------    -----------
Balance, December 31, 1993 ..............     3,132,315     2,361,469       (461,118)   $      --        5,032,666
  Stock dividend - 10% ..................       360,975      (360,975)          --             --             --
  Issuance of common stock,
    net of offering costs ...............     1,083,225       774,880           --             --        1,858,105
  Net income - 1994 .....................          --            --          755,950           --          755,950
  Unrealized loss on securities available
    for sale, net of income tax .........          --            --             --         (286,529)      (286,529)
  Exchange of bank common stock for
    holding company common stock
    (Notes 1 and 8) .....................     2,775,374    (2,775,374)          --             --             --
                                            -----------   -----------    -----------    -----------    -----------
Balance, December 31, 1994 ..............     7,351,889          --          294,832       (286,529)     7,360,192

  Cash dividend - $.19 per share ........          --            --         (229,194)          --         (229,194)

  Issuance of common stock ..............        20,000          --             --             --           20,000
  Net income - 1995 .....................          --            --        1,004,935           --        1,004,935
  Unrealized gain on securities available
    for sale, net of income tax .........          --            --             --          320,476        320,476
                                            -----------   -----------    -----------    -----------    -----------
Balance, December 31, 1995 ..............   $ 7,371,889   $      --      $ 1,070,573    $    33,947    $ 8,476,409
                                            ===========   ===========    ===========    ===========    ===========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                                            Unity Bancorp, Inc. and Subsidiary


Consolidated Statements of Cash Flows

For the years ended December 31                                                1995            1994            1993
                                                                       ------------    ------------    ------------
Operating activities:

  Net income .......................................................   $  1,004,935    $    755,950    $    506,571
  Adjustments to reconcile net income to net
    cash provided by operating activities
      Provision for possible loan losses ...........................        228,560         160,563         183,288
      Depreciation and amortization ................................        209,278         155,504         124,575
      (Gain) loss on sale of premises and equipment ................         (1,033)          4,027            --
      Net loss (gain) on sale of securities ........................         18,999            --          (260,557)
      Gain on sale of loans ........................................       (871,185)       (247,236)       (301,173)
      Amortization of securities premiums, net .....................         47,919          29,649         127,780
      Increase in accrued interest receivable ......................       (205,396)       (241,016)        (98,557)
      Increase in other assets .....................................       (159,268)       (123,141)        (19,302)
      Increase in accrued interest payable .........................        257,906          58,374          31,261
      (Decrease) increase in accrued expenses and other liabilities         (30,804)        380,439          (7,972)
                                                                       ------------    ------------    ------------
        Net cash provided by operating activities ..................        499,911         933,113         285,914
                                                                       ------------    ------------    ------------

Investing activities:
  Proceeds from sales of securities available for sale .............        501,779            --        12,309,559
  Purchases of securities held to maturity .........................    (14,081,604)    (10,057,477)    (22,810,836)
  Purchases of securities available for sale .......................       (237,700)     (2,490,000)           --
  Maturities and principal payments on securities held to maturity .      8,333,727       5,047,612      16,825,661
  Maturities and principal payments on securities available for sale        266,097         312,999            --
  Proceeds from sale of loans ......................................     10,853,327       3,222,107       3,197,276
  Net increase in loans ............................................    (32,693,256)    (14,276,824)    (14,726,017)
  Capital expenditures .............................................       (449,995)        (66,066)       (103,280)
  Proceeds from sale of premises and equipment .....................          9,500          20,000            --
                                                                       ------------    ------------    ------------
        Net cash used in investing activities ......................    (27,498,125)    (18,287,649)     (5,307,637)
                                                                       ------------    ------------    ------------

Financing activities:
  Increase in deposits .............................................     40,302,577      11,107,920      11,713,901
  (Decrease) increase in other borrowed funds ......................           --          (905,036)        905,036
  Proceeds from issuance of subordinated debt ......................      1,510,000            --              --
  Proceeds from issuance of common stock, net ......................         20,000       1,858,105         844,784
  Cash dividends ...................................................       (229,194)           --              --
                                                                       ------------    ------------    ------------
        Net cash provided by financing activities ..................     41,603,383      12,060,989      13,463,721
Increase (decrease  in cash and cash equivalents ...................     14,605,169      (5,293,547)      8,441,998
Cash and cash equivalents at beginning of year .....................     10,084,689      15,378,236       6,936,238
                                                                       ------------    ------------    ------------
Cash and cash equivalents at end of year ...........................   $ 24,689,858    $ 10,084,689    $ 15,378,236
                                                                       ============    ============    ============

Supplemental disclosures:
  Interest paid ....................................................   $  3,075,960    $  1,771,615    $  1,578,240
  Income taxes paid ................................................        574,511            --             7,500
                                                                       ============    ============    ============


The accompanying notes to consolidated financial statements are an integral part of these statements.

Unity Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

1.   Organization and principles of consolidation:
     The accompanying consolidated financial statements include the accounts of Unity Bancorp, Inc. (the "Parent Company") and its wholly-owned subsidiary, First Community Bank (the "Bank", or when consolidated with the Parent Company, "the Company"). All significant inter-company balances and transactions have been eliminated in consolidation.

     Effective December 1, 1994, each certificate representing common shares of the Bank was exchanged for an equal number of common shares of the Parent Company and the Parent Company acquired all of the outstanding common shares of the Bank. This exchange of shares has been accounted for as a reorganization of entities under common control resulting in no changes to the underlying carrying amount of assets and liabilities.

     The Bank was incorporated in the State of New Jersey on July 27,1990. The Bank was subsequently granted a charter by the New Jersey Department of Banking and commenced operations on September 13, 1991 after purchasing the deposits of two existing branches of another financial institution through the Resolution Trust Corporation.

2.   Summary of significant accounting policies:

     Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Securities

     The Company prospectively adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115), effective January 1, 1994. SFAS 115 requires the Company to classify its securities as: (1) held to maturity, (2) available for sale and (3) trading.

     Securities which the Company has the ability and intent to hold until maturity are classified as held to maturity. These securities are carried at cost adjusted for amortization of premiums and accretion of discounts.

     Securities which are held for an indefinite period of time which management intends to use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, increased capital requirements or other similar factors, are classified as available for sale and are carried at market value. Differences between a security's amortized cost and market value is charged/credited directly to shareholders' equity, net of income tax effect. The cost of securities sold is determined on a specific identification basis. Gains and losses on sales of securities are recognized in the statements of income on the date of sale.

     The Company has not classified any of its securities as trading.

     Loans

     Interest is credited to operations primarily based upon the principal amount outstanding. When management believes there is sufficient doubt as to the ultimate collectibility of interest on any loan, the accrual of applicable interest is discontinued.

     Loan origination fees, net of direct loan origination costs, are deferred and are recognized over the estimated life of the related loans as an adjustment of the loan yield.

     The Company prospectively adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (SFAS
     114) effective January 1, 1995. As defined in SFAS 114, a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. SFAS 114 requires that the impairment of a

                                            Unity Bancorp, Inc. and Subsidiary

     loan be based on the present value of expected future cash flows, net of estimated costs to sell, discounted at the loan's effective interest rate. Impairment can also be measured based on a loan's observable market price or the fair value of collateral, if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Company establishes a valuation allowance, or adjusts existing valuation allowances, with a corresponding charge or credit to the provision for possible loan losses. The effect of adopting this new accounting standard was not material.

     Loans held for sale are reflected at the lower of aggregate cost or market value.

     Allowance for Possible Loan Losses

     The allowance for possible loan losses is maintained at a level management considers adequate to provide for potential loan losses. The allowance is increased by provisions charged to expense and reduced by net charge-offs. The level of the allowance is based on management's evaluation of potential losses in the loan portfolio, after consideration of prevailing economic conditions in the Company's market area. Credit reviews of the loan portfolio, designed to identify potential charges to the allowance, are made during the year by management with the assistance of a loan review consultant.

     Premises and Equipment

     Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets.

     Sales and Service of Commercial Loans

     The Company periodically sells certain loans to other financial institutions. Gains on such sales are recognized at the time of sale in an amount which approximates the present value of the difference between the effective interest rate to the Company and the net yield to the investor, excluding normal future loan servicing fees when applicable, over the estimated remaining lives of the loans sold.

     Serviced loans sold to other financial institutions are not included in the accompanying consolidated statements of condition. The total amount of such loans serviced, but owned by outside investors, amounted to approximately $9,982,000 and $6,567,000 at December 31, 1995 and 1994, respectively.

     Income Taxes

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). The standard requires a change from the deferred to an asset and liability method of computing deferred income taxes. Deferred income taxes are recognized for tax consequences of "temporary differences" by applying enacted statutory tax rates to differences between the financial reporting and the tax basis of existing assets and liabilities. Prior years' financial statements have not been restated to comply with the provisions of SFAS 109. The effect of adopting SFAS 109 in 1993 was not significant, except that the utilization of net operating loss carry forwards would have been reflected as an extraordinary item in the accompanying consolidated statements of income prior to the adoption of SFAS 109.

     Cash and Cash Equivalents

     Cash and cash equivalents includes cash on hand, amounts due from banks (including certificates of deposit) and Federal funds sold. Generally, Federal funds are sold for a one-day period. At December 31, 1995 and 1994 certain certificates of deposit with maturities in excess of 90 days, amounting to approximately $3,357,000 at both dates, were included in cash and due from banks.

     Net Income Per Share

     Net income per share is computed based on the weighted average number of common shares and common share equivalents outstanding during each year. The weighted average shares have been adjusted retroactively for the effect of stock dividends and stock splits.

                                              Unity Bancorp, Inc. and Subsidiary

3.   Securities:

     Information with regard to the Company's securities portfolio at December 31, 1995 and 1994 is as follows:

1995                                                                 Gross        Gross     Estimated
                                                    Amortized   Unrealized   Unrealized        Market
                                                         Cost        Gains       Losses         Value
                                                  -----------  -----------  -----------   -----------
Held to maturity
Obligations of U.S. Government agencies ........  $10,760,758  $     8,457  $  (504,387)  $10,264,828
Mortgage-backed securities .....................    9,095,985        1,005      (97,503)    8,999,487
                                                  -----------  -----------  -----------   -----------
  Total held to maturity .......................  $19,856,743  $     9,462  $  (601,890)  $19,264,315
                                                  ===========  ===========  ===========   ===========

Available for sale
U.S. Treasury securities .......................  $ 1,963,616  $    13,478  $         0   $ 1,977,094
Obligations of U.S. Government agencies ........    8,210,971       72,757            0     8,283,728
Obligations of states and political subdivisions    1,360,000        6,147         (810)    1,365,337
Mortgage-backed securities .....................      838,976       13,607            0       852,583
Corporate debt securities ......................    3,547,211       40,629            0     3,587,840
FHLB stock .....................................      237,700            0            0       237,700
                                                  -----------  -----------  -----------   -----------
  Total available for sale .....................  $16,158,474  $   146,618  $      (810)  $16,304,282
                                                  ===========  ===========  ===========   ===========


1994                                                        Gross        Gross     Estimated
                                           Amortized   Unrealized   Unrealized        Market
                                                Cost        Gains       Losses         Value
                                         -----------  -----------  -----------   -----------
Held to maturity
U.S. Treasury securities                 $ 6,379,890  $       430  $   (89,915)  $ 6,290,405
Obligations of U.S. Government agencies    9,467,892        2,291   (1,111,049)    8,359,134
Corporate debt securities                  2,907,515            0     (108,641)    2,798,874
Mortgage-backed securities                 4,521,547          585     (629,387)    3,892,745
                                         -----------  -----------  -----------   -----------
  Total held to maturity                 $23,276,844  $     3,306  $(1,938,992)  $21,341,158
                                         ===========  ===========  ===========   ===========

Available for sale
Obligations of U.S. Government agencies  $ 2,043,650  $         0  $   (93,503)  $ 1,950,147
Mortgage-backed securities                 4,633,171            0     (379,202)    4,253,969
Corporate debt securities                  1,000,000            0       (4,825)      995,175
                                         -----------  -----------  -----------   -----------
  Total available for sale               $ 7,676,821  $         0  $  (477,530)  $ 7,199,291
                                         ===========  ===========  ===========   ===========

Unity Bancorp, Inc. and Subsidiary


The amortized cost and estimated market value of securities at December 31, 1995, by contractual maturity, are shown below:

                                                           Estimated
                                         Amortized            Market
                                              Cost             Value
                                       -----------       -----------
Held to maturity
Due after 1 year - 5 years             $ 1,237,500       $ 1,215,501
Due after 5 years - 10 years             1,500,000         1,381,875
Due after 10 years                       8,023,259         7,667,453
Mortgage-backed securities               9,095,984         8,999,486
                                       -----------       -----------
                                       $19,856,743       $19,264,315
                                       ===========       ===========

Available for sale
Due in 1 year or less                  $11,683,570       $11,758,987
Due after 1 year - 5 years               3,398,228         3,455,012
FHLB stock                                 237,700           237,700
Mortgage-backed securities                 838,976           852,583
                                       -----------       -----------
                                       $16,158,474       $16,304,282
                                       ===========       ===========

Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

Proceeds from sales of securities were $501,779 in 1995 and $12,309,559 in 1993. Gross losses on sales of securities for 1995 were $18,999. Gross gains (losses) on sales of securities were $299,234 and ($38,667) in 1993. No securities were sold during 1994.

During December 1995, the Company transferred securities held to maturity with a carrying value of approximately $15,920,000 and an unrealized gain of approximately $145,800 to available for sale. The transfers resulted from a reassessment of the Company's investment strategies pursuant to the release of a special report issued by the Financial Accounting Standards Board entitled "A Guide to Implementation of Statement No. 115 on Accounting for Certain Investments in Debt and Equity Securities." This report allowed the Company to make a one time reclassification of securities within the categories without tainting other securities held to maturity.

Securities with carrying values aggregating $300,000 were pledged to secure public deposits at December 31, 1995.

4.   Loans:

Loans outstanding by classification as of December 31, 1995 and 1994, are as follows:

                                                 1995              1994
                                           -----------      -----------
Loans secured by real estate -
  Residential properties                   $16,033,700      $ 9,514,489
  Nonresidential properties                 23,612,087       15,017,958
  Construction loans                         5,705,208        1,292,795
Commercial and industrial loans              9,125,192        6,951,838
Lease financing receivables                     83,193          334,776
Loans to individuals                         4,548,662        3,308,831
                                           -----------      -----------
                                           $59,108,042      $36,420,687
                                           ===========      ===========

As of December 31, 1995 and 1994, loans accounted for on a nonaccrual basis amounted to approximately $78,000 and $47,000, respectively. The interest income that would have been recorded had these loans performed under the original contract terms was not significant. At December 31, 1995, $262,000 in loans were past due greater than 90 days but still accruing interest.

                                              Unity Bancorp, Inc. and Subsidiary

As of December 31,1995, the Bank's recorded investment in impaired loans, defined as nonaccrual loans was $78,000 and the related valuation allowance was $16,000. This valuation allowance is included in the allowance for possible loan losses in the accompanying statement of condition.

As of December 31, 1995, approximately 77% of the Company's loans were secured by real estate. As such, a substantial portion of the Company's borrowers' ability to repay their loans is dependent on the economic environment of the real estate industry in the Company's market area.

In the ordinary course of business, the Company may extend credit to officers, directors or their associates. These loans are subject to the Company's normal lending policy. An analysis of such loans, all of which are current as to principal and interest payments, is as follows-

Balance at December 31, 1994              $ 2,127,506
New loans                                   3,670,954
Repayments                                 (1,844,886)
                                          -----------
Balance at December 31, 1995              $ 3,953,574
                                          ===========

5.   Allowance for possible loan losses:

The allowance for possible loan losses is based on estimates and ultimate losses may vary from current estimates. These estimates are reviewed periodically and, as adjustments become known, they are reflected in operations in the periods in which they become known.

An analysis of the change in the allowance for possible loan losses during 1995, 1994 and 1993 is as follows-

                                             1995           1994           1993
                                        ---------      ---------      ---------
Balance at beginning of year            $ 380,191      $ 301,673      $ 133,603
Provision charged to expense              228,560        160,563        183,288
Loans charged-off                         (50,257)       (82,045)       (15,218)
Recoveries on loans
  previously charged-off                    3,437              0              0
                                        ---------      ---------      ---------
Balance at end of year                  $ 561,931      $ 380,191      $ 301,673
                                        =========      =========      =========

6.   Premises and equipment:

The detail of premises and equipment as of December 31, 1995 and 1994 is as follows-

                                                         1995              1994
                                                  -----------       -----------
Land and building                                 $   631,966       $   626,595
Furniture, fixtures and equipment                     732,498           408,637
Leasehold improvements                                116,332            21,400
                                                  -----------       -----------
                                                    1,480,796         1,056,632
Less-Accumulated depreciation
  and amortization                                   (386,753)         (242,409)
                                                  -----------       -----------
                                                  $ 1,094,043       $   814,223
                                                  ===========       ===========

7.   Subordinated debt:

     The Company issued subordinated debentures on February 1, 1995. The debentures bear interest at 8 3/4%, payable quarterly and mature on February 1, 1998. The debentures are callable at the option of the Company at any time. The Company may also elect to convert the debentures to common stock at an exchange ratio to be determined based on the market price of the Company's stock at the time of conversion.

8.   Shareholders' equity:

     As discussed in Note 1, effective December 1, 1994, all common shares of the Bank's stock outstanding were exchanged for common shares of the Parent Company. Whereas the Parent Company's common stock has no par value or stated value but the Bank's common stock has a par value of $5 per share, this transaction resulted in an increase in common stock and a corresponding decrease in additional paid-in capital in the amount of $2,775,374.

9.   Income taxes:

     The components of the provision for income taxes are as follows-

                                      1995           1994           1993
                                 ---------      ---------      ---------
     Federal:
      Current                    $ 596,270      $ 233,386      $   7,500
      Deferred benefit             (69,493)       (68,229)             0
                                 ---------      ---------      ---------
        Total Federal              526,777        165,157          7,500
     State                          82,254         53,850              0
                                 ---------      ---------      ---------
        Total provision for
          income taxes           $ 609,031      $ 219,007      $   7,500
                                 =========      =========      =========

     A reconciliation between the reported income taxes and the amount computed by multiplying income before taxes by the statutory Federal income tax rate is as follows-

                                        1995          1994           1993
                                   ---------     ---------      ---------
     Federal income taxes at
       statutory rate              $ 548,748     $ 331,485      $ 174,784
     State income taxes, net of
       Federal income tax effect      54,288        35,541              0
     Utilization of net operating
       loss carryforwards                  0      (145,299)      (167,284)
     Other                             5,995        (2,720)             0
                                   ---------     ---------      ---------
     Provision for income taxes    $ 609,031     $ 219,007      $   7,500
                                   =========     =========      =========

     Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The components of the net deferred tax asset at December 31, 1995 and 1994 are as follows-

                                               1995            1994
                                          ---------       ---------
     Provision for possible loan losses   $ 172,902       $  97,028
     Unrealized (gain) loss on
       securities available for sale        (22,400)        191,000
     Other, net                              (2,754)        (17,087)
                                          ---------       ---------
                                          $ 147,748)      $ 270,941
                                          =========       =========

10.  Commitments and contingencies:

     Lease Obligations-

     The Company leases its branch facilities under operating leases. Future minimum rental payments under these leases are as follows-

     1996     $110,000
     1997       64,000
     1998       28,000

     Litigation-

     The Company may, in the ordinary course of business, become a party to litigation involving collection matters, contract claims and other legal proceedings relating to the conduct of its business. In management's judgment, the financial position or results of operations of the Company will not be affected materially by the final outcome of any present legal proceedings.

                                            Unity Bancorp, Inc. and Subsidiary


     Commitments to Borrowers-

     Commitments to extend credit are legally binding loan commitments with set expiration dates. They are intended to be disbursed, subject to certain conditions, upon request of the borrower. The Company was committed to advance $8,780,000 to its borrowers as of December 31, 1995, which commitments generally expire within one year.

     Standby letters of credit are provided to customers to guarantee their performance, generally in the production of goods and services or under contractual commitments in the financial markets. The Company has entered into standby letters of credit contracts with its customers totaling $527,000 as of December 31, 1995, which generally expire within one year.

     Other-

     Deposits of the Bank are insured by the Savings Association Insurance Fund
     (SAIF). The Bank is assessed premiums by SAIF semiannually based on the collective experience of deposit institutions SAIF insures. Due to the aggregate unfavorable experience, the SAIF has proposed a special one time assessment of approximately 0.85% of qualifying deposits, the approval for which must be received by the U.S. Congress prior to assessment. At December 31, 1995 the Bank had approximately $111 million of deposits which may be subject to such a special assessment, if and when enacted into law.

11.  Regulatory capital:

     Banking regulations provide that the Company must adhere to three minimum capital requirements. These regulations require, at a minimum, Tier I capital to risk-weighted assets of at least 4%, total capital of at least 8% of risk-weighted assets, and a leverage ratio of at least 3% to 5% of adjusted assets. At December 31,1995, the Company had Tier I capital, Total capital and leverage ratios of 10.77%, 11.48%, and 7.34%, respectively.

12.  Fair value of financial instruments:

     The Company adopted Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" effective in 1995. The statement requires that the Company disclose estimated fair values for its financial instruments. The fair value estimates are made at a discrete point in time based upon relevant market information and information about the financial instruments.

     Because no market exists for a portion of the Company's financial instruments, fair value estimates are based on judgment regarding a number of factors. These estimates are subjective in nature and involve some uncertainties. Changes in assumptions and methodologies may have a material effect on these estimated fair values. In addition, reasonable comparability between financial institutions may not be possible due to a wide range of permitted valuation techniques and numerous estimates which must be made. This lack of uniform valuation methodologies also introduces a greater degree of subjectivity to these estimated fair values.

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

     Cash and Federal Funds Sold- For those short-term instruments, the carrying value is a reasonable estimate of fair value.

     Securities-

     For the held to maturity and available for sale portfolios, fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

     Loans- The fair value of loans is estimated by discounting the future cash flows using current market rates.

     Deposit Liabilities-

     The fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using current market rates.

                                              Unity Bancorp, Inc. and Subsidiary

     Subordinated Debt-

     The carrying value is a reasonable estimate of fair value.

     Unrecognized Financial Instruments-

     At December 31, 1995, the Bank had standby letters of credit outstanding of $527,000. The fair value of these commitments is nominal.

     At December 31, 1995, the bank had commitments to extend credit totaling $8,780,000. The Bank does not charge a fee on these loan commitments and, consequently, there is no basis to calculate a fair value.

     The estimated fair value of the Company's financial instruments as of December 31, 1995 is as follows-

                                              Carrying         Estimated
                                                Amount        Fair Value
                                          ------------      ------------
     Financial assets-
     Cash and Federal funds sold          $ 24,689,858      $ 24,689,858
     Securities held to maturity            19,856,743        19,264,315
     Securities available for sale          16,304,282        16,304,282
     Loans, net of allowance for
       possible loan losses                 58,496,833        58,428,286

     Financial liabilities-
       Deposits-
         Demand                             38,007,658        38,007,658
         Savings                            22,202,038        22,202,038
         Time                               50,787,928        50,472,202
                                          ------------      ------------
              Total deposits               110,997,624       110,681,898

     Subordinated debt                       1,510,000         1,510,000
                                          ------------      ------------


13. Subsequent Events:

     On September 26, 1996, the Company declared a 5 for 4 stock split effective October 28, 1996. All share and per share information for all periods presented in these financial statements has been adjusted to give effect for this stock split.

                                              Unity Bancorp, Inc. and Subsidiary

No person is authorized to give any information or make any representation other than as contained in this Prospectus and, if given or made, such other information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction where such offer would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implications that there has been no change in the affairs of the Company since any of the dates of which information is furnished herein or since the date hereof.

                                  365,000 UNITS

                               UNITY BANCORP, INC.

                                     [LOGO]

                                ----------------
                                   PROSPECTUS
                                ----------------



                                November 12, 1996






                                TABLE OF CONTENTS


                                                                       Page
                                                                       ----



Available Information................................................     2

Prospectus Summary...................................................     3

Selected Consolidated Financial Data.................................     5

Special Considerations and Risk Factors..............................     6

Recent Developments .................................................     8

Use of Proceeds......................................................    11

Market and Price Range of Common Stock...............................    11

Dividend Policy......................................................    12

Capitalization.......................................................    12

Management's Discussion and Analysis of Financial
  Condition and Results of Operations................................    13

Business.............................................................    28

Supervision and Regulation...........................................    31

Management...........................................................    34

Executive Compensation...............................................    36

Certain Transactions with Management.................................    37

Security Ownership of Certain Beneficial Owners and Management.......    37

Description of the Company's Common Stock............................    39

The Offering--Plan of Distribution...................................    41

Legal Matters........................................................    42

Experts..............................................................    42

Index to Consolidated Financial Statements...........................   F-1

Consolidated Financial Statements....................................   F-2


     Until February 10, 1997, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.